Exhibit 99.9

FOREMOST CLEAN ENERGY LTD.

as (“Foremost”)

and

RIO GRANDE RESOURCES LTD.

as (“Rio Grande”)

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Dated as of November 4, 2024

ARTICLE 7 GENERAL		21

7.1	Notices.	21
7.2	Assignment	21
7.3	Binding Effect	22
7.4	Waiver	22
7.5	Governing Law	22
7.6	Third Party Beneficiaries	22
7.7	Non-Recourse.	22
7.8	Counterparts	22
7.9	Expenses.	22
7.10	Further Assurances	22
7.11	Entire Agreement	23
7.12	Privacy	23
7.13	Time of Essence.	23

ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated as of the 4th day of November, 2024.

BETWEEN:

FOREMOST CLEAN ENERGY LTD., a corporation existing under the Business Corporations Act (British Columbia)

(“Foremost”)

- and –

RIO GRANDE RESOURCES LTD., a corporation existing under the Business Corporations Act (British Columbia)

(“Rio Grande”)

WHEREAS:

1.

Foremost and Rio Grande entered into an arrangement agreement on July 29th, 2024 (the “Original Arrangement Agreement”) with the intent to proceed with a proposed transaction by way of Plan of Arrangement (as hereinafter defined) whereby, among other things, Foremost will transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding and owing from Sierra (as hereinafter defined) to Foremost as at the Effective Date (as hereinafter defined), Foremost will transfer all of its shares in Sierra to Rio Grande, Foremost will create the New Foremost Shares (as hereinafter defined) and rename and redesignate the Foremost Shares (as hereinafter defined) as Foremost Class A Common Shares (as hereinafter defined), and each shareholder of Foremost will exchange its Foremost Class A Common Shares for New Foremost Shares and Rio Grande Common Shares (as hereinafter defined) on the Effective Date;

2.	pursuant to Section 6.1 of the Original Arrangement Agreement, the Original Arrangement Agreement may be amended by written agreement of the Parties;

3.

Foremost and Rio Grande wish to amend and restate the Original Arrangement Agreement in its entirety to reflect certain changes determined necessary and in the best interests of each of Foremost and Rio Grande;

4.

the Foremost Board has unanimously determined, after consultation with its legal and financial advisors, that the Arrangement (as hereinafter defined) is in the best interests of Foremost and that the consideration to be received by the Foremost Shareholders (as hereinafter defined) pursuant to the Arrangement is fair, from a financial point of view, to the Foremost Shareholders;

5.

the Foremost Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Arrangement pursuant to the Plan of Arrangement to the Foremost Shareholders; and

6.	in furtherance of the transactions contemplated by this Agreement and the Plan of Arrangement, the Foremost Board has agreed to submit the Plan of Arrangement to the

Foremost Shareholders and the Court (as hereinafter defined) for approval in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1	Definitions.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this amended and restated arrangement agreement, including the exhibits attached hereto, as the same may be supplemented or amended from time to time;

(b)

“Applicable Law” means: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;

(c)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(d)	“Arrangement Provisions” means Section 288 of the BCBCA;

(e)

“Arrangement Resolution” means the special resolution of the Foremost Shareholders to approve the Arrangement, as required by the Interim Order, in substantially the form as set out in Schedule “B” attached to the Information Circular;

(f)	“BCBCA” means the Business Corporations Act (British Columbia);

(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the City of Vancouver, British Columbia;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“CSE” means the Canadian Securities Exchange;

(j)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(k)	“Dissent Rights” means the rights of dissent granted in favour of a registered Foremost Shareholder in accordance with Article 5 of the Plan of Arrangement;

(l)

“Dissenting Shareholder” means a registered Foremost Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Foremost Shares in respect of which Dissent Rights are validly exercised by such registered Foremost Shareholder;

(m)

“Effective Date” means the 2nd Business Day after the date on which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

(n)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Foremost and Rio Grande;

(o)	“Encumbrance” means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(p)

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

(q)	“Foremost” means Foremost Clean Energy Ltd., a corporation existing under the BCBCA;

(r)	“Foremost Board” means the board of directors of Foremost;

(s)	“Foremost Class A Common Shares” means the Foremost Shares, as constituted upon being renamed and redesignated as “Class A common shares without par value” pursuant to the Plan of Arrangement;

(t)	“Foremost Incentive Plan” means the 2023 Stock Incentive Plan of Foremost adopted on December 12, 2023;

(u)

“Foremost Meeting” means the special meeting of the Foremost Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, pass the Arrangement Resolution and such further or other business as may properly come before the Foremost Meeting;

(v)

“Foremost Loan” means the amount of $520,000, as such amount may be increased on or before the effective date of the note to account for incremental third-party expenses incurred by Rio Grande associated with the Arrangement, to be advanced by Foremost to Rio Grande;

(w)

“Foremost Options” means the options of Foremost, each entitling the holder to acquire one Foremost Share at the applicable exercise price which are outstanding immediately prior to the Effective Time;

(x)

“Foremost Promissory Note” means the promissory note issued by Rio Grande to Foremost in the amount of $520,000, as such amount may be increased on or before the effective date of the note to account for incremental third-party expenses incurred by Rio Grande in connection with the Arrangement, and which note has a three (3) year term with interest accruing at a rate of eight-point-nine-five percent (8.95%) per year starting four (4) months after the effective date of the note;

(y)	“Foremost Replacement Option” means an option to acquire a Foremost Share to be issued by Foremost to a holder of a Foremost Option pursuant to the Plan of Arrangement;

(z)	“Foremost Replacement RSUs” means a restricted share unit to be granted by Foremost to a holder of a Foremost RSU pursuant to the Plan of Arrangement;

(aa)

“Foremost RSUs” means the restricted share units of Foremost granted pursuant to the Foremost Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement;

(bb)	“Foremost Shareholder” means a registered or beneficial holder of Foremost Shares, or Foremost Class A Common Shares or New Foremost Shares, as the context requires;

(cc)

“Foremost Shares” means the common shares in the capital of Foremost as the same are constituted immediately before the Effective Time, including common shares issued prior to the Effective Date on the exercise of Foremost Warrants and Foremost Options, as applicable;

(dd)	“Foremost Warrants” means the share purchase warrants of Foremost exercisable to acquire Foremost Shares that are outstanding immediately prior to the Effective Time;

(ee)

“Governmental Authority” means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange;

(ff)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee;

(gg)

“Information Circular” means the management information circular of Foremost, including all appendices attached thereto, to be sent to the Foremost Shareholders in connection with the Foremost Meeting, together with any amendments or supplements thereto;

(hh)	“Interim Order” means the interim order of the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ii)

“Material Adverse Effect” means, with respect to a Party, any fact or state of facts, circumstance, change, occurrence, event or effect that individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows or value of a Party, other than a fact or state of facts, circumstance, change, occurrence, event or effect relating to or resulting from: (a) any matter which has, prior to the date hereof, been publicly disclosed in a Party’s public disclosure record (if applicable); (b) conditions affecting the oil and gas services industry as a whole; (c) general economic, financial, currency exchange, securities, credit or commodity market conditions in Canada, United States of America or elsewhere; (d) the announcement of the execution of this Agreement or the transactions contemplated hereby; (e) any change in Applicable Laws or IFRS; (f) any action or inaction taken by a Party that is consented to by the other Party in this Agreement or expressly in writing; or (g) in the case of Foremost, any changes in the trading price or trading volumes of Foremost Shares (provided, in the case of (b) and (c), such effect relating to or resulting from the foregoing does not have a disproportionate Material Adverse Effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of a Party, as compared to the corresponding effect on Persons engaged in the lithium resources industry generally);

(jj)	“Meeting Materials” means the Information Circular and the accompanying form of proxy and/or voting instruction form to be sent to the Foremost Shareholders in respect of the Meeting;

(kk)

“New Foremost Shares” means the new class of common shares without par value in the capital of Foremost, to be created pursuant to the Plan of Arrangement and issued to the Foremost Shareholders pursuant to the Plan of Arrangement, which new class of shares will be identical in every relevant respect to the Foremost Shares, and which, for certainty, will represent the common shares in the capital of Foremost, as constituted following the completion of the Plan of Arrangement;

(ll)	“Party” means either Foremost or Rio Grande and “Parties” means, collectively, Foremost and Rio Grande;

(mm)

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(nn)

“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit A, as the same may be amended or varied from time to time in accordance with the terms of this Agreement or the plan of arrangement, or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(oo)	“Record Date” means the record date fixed pursuant to the Interim Order for the purposes of determining those Foremost Shareholders entitled to receive notice of, and vote at, the Foremost Meeting;

(pp)	“Rio Grande” means Rio Grande Resources Ltd., a corporation existing under the BCBCA;

(qq)	“Rio Grande Common Shares” means the common shares without par value in the capital of Rio Grande;

(rr)	“Rio Grande Financing” means the secured loan in the amount of $677,450 to be advanced by Jason and Christina Barnard to Rio Grande;

(ss)

“Rio Grande Equity Incentive Plan” means the stock option plan to be adopted by Rio Grande in accordance with Section 4.3 of this Agreement, as more particularly described in the Information Circular, as the same may be modified, amended or restated from time to time;

(tt)

“Rio Grande Options” means options to acquire Rio Grande Common Shares to be issued in accordance with the Rio Grande Equity Incentive Plan and upon such terms as may be determined by the Rio Grande board of directors from time to time;

(uu)

“Rio Grande Promissory Note” means the promissory note issued by Rio Grande to Jason and Christina Barnard in the amount of $677,450, evidencing the Rio Grande Financing, which note has a three (3) year term and which will bear interest at a rate of eight-point-nine-five percent (8.95%) per year;

(vv)

“Rio Grande RSUs” means the restricted share units of Rio Grande granted pursuant to the Rio Grande Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Rio Grande Common Shares specified in the applicable award agreement;

(ww)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act set forth in section 3(a)(10) of the U.S. Securities Act;

(xx)	“Sierra” means Sierra Gold & Silver Ltd.;

(yy)	“Sierra Shares” means the common shares in the capital of Sierra;

(zz)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended; and

(aaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2	Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4	Number and Gender.

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5	Date for any Action.

In the event that any date on which any action is required to be taken hereunder by Foremost or Rio Grande is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Meaning.

Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless otherwise specified or the context otherwise requires.

1.7	Exhibits.

Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit A is the Plan of Arrangement.

ARTICLE 2

ARRANGEMENT

2.1	Arrangement.

The Parties agree to effect the Arrangement pursuant to Section 288 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Effective Date of Arrangement.

The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the sequence set out therein without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Commitment to Effect.

Subject to termination of this Agreement pursuant to Article 6 hereof, the Parties shall each use all commercially reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective as soon as reasonably practicable and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the Parties shall proceed forthwith to apply for the Interim Order and Foremost shall call the Foremost Meeting and mail the Information Circular to the Foremost Shareholders.

2.4	Interim Order

The petition for the application for the Interim Order will request that the Interim Order provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	confirmation of the Record Date for the purposes of determining the Foremost Shareholders entitled to receive notice of and vote at the Meeting in accordance with the Interim Order;

(c)	for the calling and holding of the Meeting for the purpose of, among other things, considering the Arrangement Resolution;

(d)

that the requisite shareholder approval for the Arrangement Resolution will be at least two-thirds of the votes cast by the Foremost Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting (and, if required, minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions);

(e)	for the grant of Dissent Rights only as provided in Section 3.1(a) and Article 5 of the Plan of Arrangement;

(f)	that the Meeting may be adjourned or postponed from time to time by Foremost, in accordance with the terms of this Agreement, without the need for additional approval of the Court;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)

that each Foremost Shareholder and any other affected Person will have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within the prescribed time and in accordance with the procedures set out in the Interim Order;

(i)

that, subject to the foregoing and in all other respects, other than as ordered by the Court, for the Meeting to be called, held and conducted in accordance with the provisions of the BCBCA, the articles and bylaws of Foremost and the Interim Order; and

(j)	for such other matters as Foremost may reasonably require.

2.5	Meeting Materials

At a time to be determined exclusively by Foremost, Foremost will prepare and will print and make available, directly or indirectly, copies of the Meeting Materials (and any necessary amendments, modifications or supplements to the Information Circular), together with any other documents required by Applicable Law in connection with the Foremost Meeting, to all holders of Foremost Shares, as required by the Interim Order and in accordance with Applicable Laws. Foremost will cause the Meeting Materials and other documentation required in connection with the Foremost Meeting to be sent to each holder of Foremost Shares and filed as required by the Interim Order and Applicable Laws. Each Party will cause the Information Circular to be prepared and delivered in compliance, in all material respects, with the Interim Order and Applicable Laws, and provide the Foremost Shareholders with sufficient information to permit the Foremost Shareholders to form a reasoned judgment concerning the matters to be placed before the Foremost Meeting. Foremost may, in its sole discretion elect to send Meeting Materials in accordance with section 9.1 of National Instrument 51- 102 - Continuous Disclosure Obligations or alternatively use “Notice and Access” as contemplated by section 9.1.1 of such instrument.

2.6	Foremost Approval

(a)	Foremost represents to and in favour of Rio Grande that the Foremost Board has determined unanimously that:

(i)	the Arrangement is fair, from a financial point of view, to the Foremost Shareholders and is in the best interests of Foremost; and

(ii)	they will recommend that the Foremost Shareholders vote in favour of the Arrangement Resolution.

(b)

For greater certainty, nothing in the foregoing or elsewhere in this Agreement shall limit the ability of the Foremost Board to act in accordance with its view of its fiduciary duties, including withdrawing, modifying or changing any such determination, recommendation or intention to vote.

2.7	Court Proceedings

Rio Grande will cooperate and assist Foremost in, and hereby consents to Foremost, seeking the Interim Order and the Final Order, including by providing Foremost on a timely basis with any information as reasonably requested by Foremost or as required by Applicable Law to be supplied by Rio Grande in connection therewith. Without limiting the foregoing, unless otherwise required or requested by Foremost, in its exclusive determination, the Parties shall: (i) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement; (ii) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement or the Plan of Arrangement; (iii) if at any time after the issuance of the Final Order and prior to the Effective Date, Foremost is required by the terms of the Final Order or Applicable Law to return to Court with respect to the Final Order, to do so in cooperation with Foremost; and (iv) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to amend, modify or supplement any material so filed or served, except as contemplated by this Agreement or with Foremost’s prior written consent, in its exclusive determination.

2.8	U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out by each of the Parties with the intention that the New Foremost Shares, the Rio Grande Common Shares, the Foremost Replacement Options, the Foremost Replacement RSUs, the Rio Grande Options and the Rio Grande RSUs delivered, or deemed to be delivered, upon completion of the Arrangement to the Foremost Shareholders, holders of Foremost Options, holders of Foremost RSUs, holders of Rio Grande Options and holders of Rio Grande RSUs will be distributed by Foremost and Rio Grande in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party hereby represents and warrants to the other Party that:

(a)

it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)

it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it, and is enforceable against it in accordance with its terms, subject to bankruptcy, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally;

(c)

neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a default under, or be in any contravention or breach of (i) any provision of its governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a Party or by which it is bound and which is material to such Party and its subsidiaries, considered as a whole;

(d)	it is not a non-resident of Canada for purposes of the Tax Act; and

(e)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

3.2	Representations and Warranties of Foremost.

Foremost represents and warrants to and in favour of Rio Grande that:

(a)	the authorized capital of Foremost consists of an unlimited number of Foremost Shares and as of the date hereof, 7,291,896 Foremost Shares are issued and outstanding;

(b)

Foremost (i) is a “reporting issuer” under the Applicable Law of the Provinces of Alberta, British Columbia and Ontario; (ii) is not on the list of defaulting issuers maintained in such Provinces; and (iii) the Foremost Shares are listed for trading on the CSE and NASDAQ;

(c)

Sierra is validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned, leased and conducted, and is duly registered or otherwise qualified to do business in each jurisdiction in which the nature of its business makes such qualification necessary and where the failure to be so qualified would have a Material Adverse Effect on Sierra;

(d)	the authorized share capital of Sierra consists of 75,000 common shares, of which 10,000 common shares are issued and outstanding, all of which are owned by Foremost;

(e)

all outstanding Sierra Shares have been duly authorized and validly issued, as fully paid and non-assessable shares of Sierra and all outstanding Sierra Shares have been issued or granted in material compliance with all Applicable Law;

(f)

no Person holds any securities convertible into Sierra Shares or any other shares of Sierra or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Sierra, other than as contemplated by this Agreement; and

(g)

except as disclosed to Rio Grande or as contemplated in this Agreement, the Interim Order or the Final Order, there is no requirement for Sierra to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any Governmental Authority as a condition to the lawful consummation of the Arrangement where failure to comply would reasonably be expected to have a Material Adverse Effect on Sierra.

3.3	No Representations and Warranties

Rio Grande agrees and acknowledges that, except as expressly set out in Sections 3.1 and 3.2, Foremost is not making any representation and warranty to Rio Grande as to any aspect of Sierra, the Sierra Shares, and the business owned by Sierra, it being understood and agreed that Rio Grande shall take the assets pertaining to such business, and shall assume, perform and discharge the liabilities pertaining to such business, on an “as-is”, “where-is” basis as they exist immediately prior to the Effective Time.

3.4	Representations and Warranties of Rio Grande

Rio Grande represents and warrants to and in favour of Foremost that:

(a)	the authorized capital of Rio Grande consists of an unlimited number of Rio Grande Common Shares, of which, as of the date hereof, one (1) Rio Grande Common Share is issued and outstanding;

(b)

no Person holds any securities convertible into Rio Grande Common Shares or any other shares of Rio Grande or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Rio Grande, other than as contemplated by this Agreement; and

(c)	it has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.5	Survival of Representations, Warranties and Covenants

(a)

Subject to Subsection 3.5(b), all representations, warranties and covenants made by the Parties contained in this Agreement will remain operative and in full force and effect and, notwithstanding any investigation made by or on behalf of any Party or any other Person, or any knowledge of the beneficiaries of such representations, warranties and covenants or the knowledge of any other Person, until the earlier of the termination of this Agreement in accordance with Section 6.2 or the Effective Date, whereupon such representations, warranties and covenants will expire and be of no further force or effect.

(b)

The covenants made by each Party contained in Section 4.7 of this Agreement will survive the Effective Date and the completion of the Arrangement and shall continue in full force and effect for the benefit of each other Party.

ARTICLE 4

COVENANTS

4.1	Covenants.

Each Party covenants with the other Party that it will:

(a)

do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement; and

(b)

indemnify and save harmless the other Party from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such Party or any of its representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of: (i) any misrepresentation or alleged misrepresentation in any information included in the Information Circular that is provided by the other Party for the purpose of inclusion in the Information Circular; and (ii) any order made, or any inquiry, investigation or proceeding pursuant to any Applicable Law, or by any Governmental Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other Party for the purpose of inclusion in the Information Circular.

4.2	Covenants of Foremost

Foremost will:

(a)	not perform any act or enter into any transaction that could interfere or be inconsistent with or materially delay the completion of the Arrangement;

(b)	as soon as practicable, convene the Foremost Meeting;

(c)	in a timely and expeditious manner:

(i)	forthwith carry out the terms of the Interim Order;

(ii)

prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto, and file such materials in all jurisdictions where the same are required to be filed, and distribute the same as ordered by the Interim Order and in accordance with all Applicable Laws, and solicit proxies to be voted at the Foremost Meeting in favour of the Arrangement Resolution and related matters; and

(iii)	conduct the Foremost Meeting in accordance with the Interim Order, the by- laws of Foremost, as applicable, and as otherwise required by Applicable Laws;

(d)

subject to obtaining all necessary approvals of the Foremost Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(e)

on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada for the issue by Foremost of New Foremost Shares, and by Rio Grande of Rio Grande Common Shares, and other exemptions that are necessary or desirable in connection with the Arrangement;

(f)

prior to the Effective Date, obtain confirmation from the CSE and the NASDAQ of the continued listing or listing, as the case may be, of the New Foremost Shares, and jointly with Rio Grande, make application to list the Rio Grande Common Shares, issuable pursuant to the Arrangement, on the CSE;

(g)

on or before the Effective Date, perform the obligations required to be performed by Foremost under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement and any transactions necessary for the effectiveness of the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the approval of Foremost Shareholders required for the implementation of the Arrangement;

(ii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Section 5.1;

(h)

use commercially reasonable efforts to secure directors’ and officers’ liability insurance for the directors and officers of Foremost who cease to be directors and/or officers of Foremost to become directors and/or officers of Rio Grande in connection with the Arrangement on a seven year “trailing” (or “run-off”) basis provided that such trailing policy is available at a reasonable cost. If a trailing policy is not available at a reasonable cost, Foremost will maintain in effect without any reduction in scope or coverage for seven years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable than the protection provided by the policies maintained by Foremost which are in effect immediately before the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or before the Effective Date; and

(i)

honour all rights to indemnification or exculpation now existing in favour of directors and officers of Foremost who cease to be directors and/or officers of Foremost to become directors and/or officers of Rio Grande in connection with the Arrangement, and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than seven years from the Effective Date. For the avoidance of doubt, nothing in this Section 4.2(i) shall be interpreted as reducing or shortening in any way the length or duration of indemnification obligations of Foremost pursuant to any indemnification agreement or indemnification covenant pursuant to any written agreement that Foremost and any of the foregoing directors and/or officer of Foremost are parties to prior to the Effective Date or entered into thereafter.

4.3	Covenants of Rio Grande

Rio Grande will:

(a)

not, on or before the Effective Date, except as specifically provided for hereunder or in connection with the Arrangement, alter or amend its constating documents, articles or by-laws as the same exist as at the date of this Agreement;

(b)

prior to the Effective Date, cooperate in agreeing to make such amendments to this Agreement and the Plan of Arrangement, as may be reasonably necessary to implement the Plan of Arrangement, or as may be determined by Foremost, in its sole discretion, to enable Foremost to carry out any transactions deemed advantageous by Foremost for the Arrangement;

(c)	not perform any act or enter into any transaction that could interfere or could be inconsistent with or materially delay the completion of the Arrangement; and

(d)	not issue shares in Rio Grande’s capital stock prior to the Effective Time and issue such shares only in accordance with and subject to the terms of the Plan of Arrangement;

(e)

on or before the Effective Date, perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including co-operating with Foremost to obtain:

(i)	the Final Order;

(ii)	the approval of the listing of the Rio Grande Common Shares on the CSE or another designated stock exchange (as defined in the Tax Act);

(iii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(f)	satisfaction of the other conditions precedent referred to in Section 5.1.

4.4	Foremost Options and Foremost RSUs.

The Parties acknowledge that the outstanding Foremost Options and Foremost RSUs shall be treated in accordance with the provisions of the Plan of Arrangement.

4.5	Foremost Warrants.

The Parties acknowledge that, from and after the Effective Date, all Foremost Warrants shall entitle the holder to receive, upon due exercise of the Foremost Warrant, for the original exercise price:

(a)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

(b)	two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time,

and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing.

Notwithstanding any other provision of this Section 4.5, no fractional Rio Grande Common Shares shall be issued to any holder of Foremost Warrants, upon exercise of Foremost Warrants, and, as a result, all fractional amounts arising pursuant to the exercise of Foremost Warrants will be rounded down to the next whole number without any compensation therefor.

Foremost covenants with Rio Grande that, upon the exercise of Foremost Warrants following the Effective Date, it shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total market value of one (1) New Foremost Share and two (2) Rio Grande Common Shares at the Effective Time.

4.6	Fair Market Value.

For the purposes of Section 4.5 hereof, and Section 3.1 of the Plan of Arrangement, the fair market value of the New Foremost Shares and the Rio Grande Common Shares shall be determined by the Foremost Board, acting in good faith.

4.7	Tax-Related Post-Closing Covenants.

(a)

Each of the Parties covenants and agrees with and in favour of the other Party that it will cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act or other applicable tax law, of all tax returns, filings, notifications, designations and elections under the Tax Act in respect of the transactions contemplated in the Plan of Arrangement and this Agreement (and any similar tax returns, filings, elections, notifications or designations that may be required under applicable provincial or foreign legislation).

(b)

Rio Grande will elect, in its return of income filed under the Tax Act for its first taxation year, to be deemed to be a “public corporation”, within the meaning of the Tax Act, from the date of its incorporation until the time it becomes a public corporation by virtue of the listing of the Rio Grande Common Shares on the CSE, such election to be made pursuant to the post- amble of the definition of “public corporation” in subsection 89(1) of the Tax Act.

ARTICLE 5

CONDITIONS

5.1	Conditions Precedent.

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of Foremost and Rio Grande;

(b)

the Arrangement Resolution, with or without amendment, shall have been approved and adopted at the Foremost Meeting in accordance with the provisions of the BCBCA, the Interim Order, and the requirements of any applicable regulatory authorities;

(c)	the Final Order shall have been obtained in form and substance satisfactory to each of Foremost and Rio Grande;

(d)

the CSE, and if required, the NASDAQ, shall have conditionally approved (i) the Arrangement, including the listing of the New Foremost Shares issuable to Foremost Shareholders under the Plan of Arrangement in exchange for the Foremost Class A Common Shares, and (ii) the delisting of the Foremost Class A Common Shares, as of the Effective Date, subject to compliance with the requirements of the CSE and/or the NASDAQ, as applicable;

(e)	the CSE shall have conditionally approved the listing of the Rio Grande Common Shares, subject to compliance with the requirements of the CSE;

(f)	the Rio Grande Financing shall have been completed;

(g)	the issuance of the Rio Grande Promissory Note;

(h)	the issuance of the Foremost Loan;

(i)	the issuance of the Foremost Promissory Note;

(j)	if requested by Foremost, Foremost and Rio Grande shall have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act prior to the Effective Time;

(k)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Foremost and Rio Grande;

(l)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(m)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a Material Adverse Effect on any of Foremost, the Foremost Shareholders, or if the Arrangement is completed, Rio Grande or the holders of Rio Grande Common Shares;

(n)

the aggregate number of Foremost Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement shall not exceed 5% of the aggregate number of Foremost Shares outstanding immediately prior to the Effective Time;

(o)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and

(p)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d), (e) (f),(g), (h), (i) and (j) which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Foremost or Rio Grande at its discretion.

5.2	Additional Conditions to Obligations of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it and that the representations and warranties of the other Party shall be true and correct in all material respects as at the Effective Date (except for representations and warrants made as of the specified date, the accuracy of which shall be determined as at that specified date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

5.3	Pre-Closing.

Unless this Agreement is terminated earlier pursuant to the provisions hereof, pre-closing will occur electronically at 10:00 a.m. on the Business Day immediately preceding the Effective Date, or in such other manner or at such other location or at such other time or on such other date as the Parties may mutually agree, and each Party shall deliver to the other Party:

(a)

the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.4	Merger of Conditions.

The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.5	Merger of Representations, Warranties and Covenants.

The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement. Notwithstanding the foregoing and anything to the contrary herein, the covenants in Section 4.5 shall survive the Effective Date and remain in full force and effect in accordance with their terms for so long as a Foremost Warrant remains outstanding.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the Interim Order and the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Foremost Meeting, but prior to the Effective Date, be amended by the written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of the Foremost Shareholders.

6.2	Termination.

Subject to Section 6.3, this Agreement may at any time before or after the holding of the Foremost Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Foremost Board without further action on the part of the Foremost Shareholders and nothing expressed or implied herein, or in the Plan of Arrangement, shall be construed as fettering the absolute discretion by the Foremost Board to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3	Cessation of Termination Right.

The right of Foremost or Rio Grande or any other Party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7

GENERAL

7.1	Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by facsimile or email, addressed as follows:

in the case of Foremost or Rio Grande:

Foremost Clean Energy Ltd.

250 – 750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T7

Attention: Jason Barnard, President and Chief Executive Officer

Email:       jason.barnard@foremostcleanenergy.com

7.2	Assignment.

Neither of the Parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Party.

7.3	Binding Effect.

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

7.4	Waiver.

Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the Party granting such waiver or release.

7.5	Governing Law.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.6	Third Party Beneficiaries.

Except for the rights of Foremost and the Foremost Shareholders and the holders of Foremost Warrants and Foremost Options to receive the consideration under the Arrangement following the Effective Time, pursuant to the Plan of Arrangement and subject to and conditional on the consummation of the Arrangement, the Parties intend that this Agreement shall not benefit or create any right or cause of action whatsoever in favor of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

7.7	Non-Recourse.

Notwithstanding anything to the contrary contained herein, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated herein, may only be made against, the Persons that are expressly identified herein as parties hereto, and no director or officer of any Party shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated herein or in respect of any representations, warranties or statements made or alleged to be made by any Party in connection herewith.

7.8	Counterparts.

This Agreement may be executed in one or more counterparts (including, by electronic means), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.9	Expenses.

All expenses incurred by a Party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the Party that incurred the expense or as otherwise mutually agreed by the Parties.

7.10	Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out herein and/or in the Plan of Arrangement. Without limiting the generality of the foregoing, the Parties shall, prior to the Effective Date, use their commercially reasonable efforts to cause the distribution, or deemed distribution, of the New Foremost Shares, the Rio Grande Common Shares, the Foremost Replacement Options, the Foremost Replacement RSUs, the Rio Grande Options and the Rio Grande RSUs pursuant to the Plan of Arrangement to be exempt from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption.

7.11	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

7.12	Privacy

(a)

Each Party agrees to comply with all privacy Applicable Law in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party will disclose Transaction Personal Information to any Person other than to its representatives. If the Arrangement is consummated, neither Party will, following the Effective Time, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:

(i)	for purposes other than those for which such Transaction Personal Information was collected or provided; and

(ii)	which does not relate directly to the carrying on of the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b)

Each Party will protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party will cause its representatives to observe the terms of this Section 7.12 and to protect and safeguard the Transaction Personal Information in their possession. If this Agreement is terminated, each Party will promptly return to the other Party any Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

7.13	Time of Essence.

Time is of the essence of this Agreement.

[Remainder of page intentionally left blank. Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

FOREMOST CLEAN ENERGY LTD.
Per: /s/ “Jason Barnard”
Authorized Signatory

RIO GRANDE RESOURCES LTD.
Per: /s/ “Jason Barnard”
Authorized Signatory

[Signature Page Foremost A&R Arrangement Agreement (2024)]

Exhibit A-1

EXHIBIT A

TO THE PLAM OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)

“Arrangement Agreement” means the arrangement agreement dated July 29, 2024, as amended and restated on November 4, 2024, between Foremost and Rio Grande, as may be supplemented or amended from time to time;

(c)	“Arrangement Provisions” means Section 288 of the BCBCA;

(d)

“Arrangement Resolution” means the special resolution of the Foremost Shareholders to approve the Arrangement, as required by the Interim Order, in substantially the form as set out in Schedule "B" attached to the Information Circular;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the City of Vancouver, British Columbia;

(g)	“Court” means the Supreme Court of British Columbia;

(h)	“CSE” means the Canadian Securities Exchange;

(i)	“Depositary” means Odyssey Trust Company, or such other depositary as Foremost may determine;

(j)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k)	“Dissent Rights” means the rights of dissent granted in favour of a registered Foremost Shareholder in accordance with Article 5 of this Plan of Arrangement;

(l)	“Dissenting Share” has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(m)

“Dissenting Shareholder” means a registered Foremost Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Foremost Shares in respect of which Dissent Rights are validly exercised by such registered Foremost Shareholder;

Exhibit A-2

(n)	“DRS” means the direct registration system;

(o)	“DRS Advice” means a DRS advice which details the shares held in a book position;

(p)

“Effective Date” means the 2nd Business Day after the date on which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

(q)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Foremost and Rio Grande;

(r)	“Encumbrance” means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(s)

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

(t)	“Foremost” means Foremost Clean Energy Ltd., a corporation existing under the BCBCA;

(u)	“Foremost Board” means the board of directors of Foremost;

(v)	“Foremost Class A Common Shares” has the meaning set out in Section 3.1(c)(i) of this Plan of Arrangement;

(w)	“Foremost Incentive Plan” means the 2023 Stock Incentive Plan of Foremost adopted on December 12, 2023;

(x)

“Foremost Meeting” means the special meeting of the Foremost Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, pass the Arrangement Resolution and such further or other business as may properly come before the Foremost Meeting;

(y)	“Foremost Optionee” means a holder of Foremost Options and/or Foremost Replacement Options, as the context requires;

(z)	“Foremost Options” means the options of Foremost, each entitling the holder to acquire one Foremost Share at the applicable exercise price;

(aa)	“Foremost Replacement Option” means an option to acquire a New Foremost Share to be issued by Foremost to a holder of a Foremost Option pursuant to Section 3.1(f) of this Plan of Arrangement;

(bb)	“Foremost Replacement RSUs” means a restricted share unit to be granted by Foremost to a holder of a Foremost RSU pursuant to Section 3.1(f) of this Plan of Arrangement;

(cc)

“Foremost RSUs” means the restricted share units of Foremost granted pursuant to the Foremost Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement;

Exhibit A-3

(dd)	“Foremost Shareholder” means a holder of Foremost Shares, Foremost Class A Common Shares or New Foremost Shares, as the context requires;

(ee)	“Foremost Shares” means the issued and outstanding common shares in the capital of Foremost as the same are constituted immediately before the Effective Time;

(ff)	“Foremost Warrant Certificates” means the warrant certificates representing the Foremost Warrants;

(gg)	“Foremost Warrant Indentures” means the warrant indentures governing the Foremost Warrants;

(hh)	“Foremost Warrantholder” means holders of the Foremost Warrants;

(ii)	“Foremost Warrants” means the share purchase warrants of Foremost exercisable to acquire Foremost Shares that are outstanding immediately prior to the Effective Time;

(jj)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee;

(kk)

“Information Circular” means the management information circular of Foremost, including all appendices attached thereto, to be sent to the Foremost Shareholders in connection with the Foremost Meeting, together with any amendments or supplements thereto;

(ll)	“Interim Order” means the interim order of the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“In-the-Money Amount”, in respect of an option, at any particular time, means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option. For purposes of calculating the In-the- Money Amount under Section 3.1(f)(iii) hereof, (A) the fair market value of a Foremost Share will be calculated as the Market Price of such Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, (B) the fair market value of a New Foremost Share will be calculated as the amount obtained when the Market Price of a Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, is multiplied by 0.9136, and (C) the fair market value of a Rio Grande Common Share will be calculated as the amount obtained when the Market Price of a Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, is multiplied by 0.0864 and then divided by two ;

(nn)	“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to Foremost Shareholders together with the Information Circular;

(oo)	“Market Price" has the meaning set out in the 2023 Stock Incentive Plan of Foremost;

(pp)	“New Foremost Shares” has the meaning set out in Section 3.1(c)(ii) of this Plan of Arrangement;

(qq)	“Parties” means Foremost and Rio Grande;

(rr)	“Plan of Arrangement” means this plan of arrangement as the same may be amended or supplemented from time to time;

Exhibit A-4

(ss)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act set forth in section 3(a)(10) of the U.S. Securities Act;

(tt)

“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date or such other date determined by Foremost for the purpose of determining the Foremost Shareholders entitled to receive New Foremost Shares and Rio Grande Common Shares pursuant to this Plan of Arrangement or such other date as the Foremost Board may select;

(uu)	“Rio Grande” means Rio Grande Resources Ltd.;

(vv)	“Rio Grande Common Shares” means common shares in the capital of Rio Grande; (ww) “Rio Grande Equity Incentive Plan” means the equity incentive plan of Rio Grande to

be	adopted prior to the Effective Date and as attached as Appendix “A” to this Plan of Arrangement;

(xx)

“Rio Grande Options” means options to acquire Rio Grande Common Shares to be issued in accordance with the Rio Grande Equity Incentive Plan and upon such terms as may be determined by the Rio Grande board of directors from time to time;

(yy)

“Rio Grande RSUs” means the restricted share units of Rio Grande granted pursuant to the Rio Grande Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Rio Grande Common Shares specified in the applicable award agreement;

(zz)	“Sierra” means Sierra Gold & Silver Ltd.;

(aaa)	“Sierra Shares” means the 10,000 common shares in the capital of Sierra;

(bbb)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, each as amended and as may be amended from time to time;

(ccc)	“Transfer Agent” means Odyssey Trust Company, the registrar and transfer agent of Foremost and Rio Grande; and

(ddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2	Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section or subsection and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number and Gender.

Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

Exhibit A-5

1.4	Meaning.

Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5	Date for any Action.

If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.6	Currency.

All amounts of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.7	Accounting Matters.

Unless otherwise stated, all accounting terms used in this Plan of Arrangement will have the meanings attributable thereto under IFRS, as applicable and all determinations of an accounting nature that are required to be made will be made in a manner consistent with IFRS.

1.8	Reference to Legislation.

References in this Plan of Arrangement to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.9	Reference to Agreements and Instruments.

References in this Plan of Arrangement to any other agreement, instrument or other document will include such agreement, instrument or other document as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

1.10	Governing Law; Submission to Jurisdiction.

This Plan of Arrangement will be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to the principles of conflict of laws thereof. All disputes relating in any way to this Plan of Arrangement will be resolved by the courts of British Columbia. The parties expressly waive any objection based on personal jurisdiction, venue or forum non conveniens.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Effect of Plan of Arrangement

The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on (i) Foremost, (ii) Rio Grande, (iii) Sierra, (iv) Foremost Shareholders, (v) Foremost Optionholders and (vi) Foremost Warrantholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

Exhibit A-6

ARTICLE 3

THE ARRANGEMENT

3.1	The Arrangement.

Commencing at the Effective Time, the following will occur and be deemed to occur in the following chronological order (unless explicitly stated otherwise) without further act or formality, notwithstanding anything contained in the provisions attaching to any of the parties hereto, but subject to the provisions of Article 7 below:

(a)

each Foremost Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) will be directly transferred and assigned by such Dissenting Shareholder to Foremost, without any further act or formality and free and clear of any Encumbrance, and:

(i)	such Foremost Share will be cancelled and cease to be outstanding;

(ii)	such Dissenting Shareholder’s name shall be removed from the register of holders of Foremost Shares maintained by or on behalf of Foremost as it relates to the Dissenting Shares so transferred; and

(iii)

such Dissenting Shareholder will cease to have any rights as a Foremost Shareholder other than the right to be paid the fair value for his, her or its Foremost Shares by Foremost in accordance with Article 5 of this Plan of Arrangement;

(b)

Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding and owing from Sierra to Foremost as at the Effective Date; and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares, in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2). In respect of such transfer, Foremost and Rio Grande will jointly elect, in prescribed form and within the time allowed by subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Sierra Shares. The amount added to the stated capital in respect of the Rio Grande Common Shares issued as consideration on the transfer of the Sierra Shares will equal the amount Foremost and Rio Grande agree to in their election form, and:

(i)

Foremost shall cease to be a holder of the Sierra Shares transferred to Rio Grande transferred pursuant to this Section 3.1(b) and shall be removed in respect of such Sierra Shares from the register of holders of Sierra Shares maintained by or on behalf of Sierra

(ii)	the Sierra Shares transferred to Rio Grande pursuant to this Section 3.1(b) will be registered in the name of Rio Grande;

(iii)	the Rio Grande Common Shares transferred to Foremost pursuant to this Section 3.1(b) will be registered in the name of Foremost.

(c)	the authorized share capital and articles of Foremost will be amended by:

(i)

renaming and redesignating all of the issued and unissued Foremost Shares as “Class A common shares without par value” (the “Foremost Class A Common Shares”) and amending the special rights and restrictions attached to the Foremost Class A Common Shares to provide the holders thereof with two votes for each Foremost Class A Common Share held at all meetings of shareholders of Foremost (except meetings at which only holders of a specified class of shares are entitled to vote), and, concurrently therewith, outside of and not as part of this Plan of Arrangement, the Foremost Class A Common Shares will be represented for listing purposes on the CSE by the continued listing of the Foremost Shares; and

Exhibit A-7

(ii)

creating a new class of shares consisting of an unlimited number of “common shares without par value” (the “New Foremost Shares”) which shares shall be unlimited in number and have special rights and restrictions identical to those of the Foremost Shares immediately prior to giving effect to Section 3.1(c)(i) hereof;

(d)	Foremost’s Notice of Articles shall be amended to reflect the alternations in Section 3.1(c);

(e)	the Rio Grande Equity Incentive Plan will come into force and effect with the terms and conditions set out in Appendix “A” to this Plan of Arrangement;

(f)

notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this Section 3.1(f) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

(i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) New Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this Section 3.1(f) divided by the total fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this Section 3.1(f); and

(ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this Section 3.1(f) divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time; provided that, for greater certainty:

(iii)

the exercise prices for such Foremost Replacement Option and Rio Grande Option shall be adjusted to the extent required to ensure that (A) the aggregate In-the-Money Amount of the Foremost Replacement Option and Rio Grande Option immediately after the exchange does not exceed the In-the-Money- Amount of the Foremost Option so exchanged immediately before the exchange of such Foremost Option and (B) solely in the case of Foremost Optionees who are U.S. taxpayers, the ratio of the exercise price to the Fair Market Value of the Foremost Share or Rio Grande Common Share, as applicable, is not more favorable to the Foremost Optionee than the ratio of the exercise price to the Fair Market Value of a Foremost Share immediately prior to the Effective Time, accordingly and with effect at the time of this Section 3.1(f). For greater certainty, it is intended that subsection 7(1.4) of the Tax Act and, solely with respect to U.S. taxpayers, Section 409A or 424 of the United States Internal Revenue Code of 1986, as amended, and corresponding United States Treasury Regulations. are satisfied and apply to the exchange of the Foremost Options. The parties are authorized to make any amendments or adjustments to the Plan of Arrangement they consider necessary to satisfy subsection 7(1.4) of the Tax Act and Sections 409A and 424 of the United States Internal Revenue Code;

Exhibit A-8

(iv)

the holder of a Foremost Replacement Option or Rio Grande Option will receive no consideration other than the Foremost Replacement Option and Rio Grande Option in respect of the transfer of the applicable portion of a Foremost Option pursuant to this Section 3.1(f);

(v)

no Foremost Replacement Option or Rio Grande Option will be exercisable until after the date that is after five (5) trading days following the date the New Foremost Shares and the Rio Grande Common Shares, respectively, appear on the CSE’s publicly disseminated trading list;

(vi)	the Options so transferred to Foremost pursuant to this Section 3.1(f) shall be cancelled.

(g)

notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this Section 3.1(g) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

(i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

(ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; provided that, for greater certainty:

(iii)

the holder of a Foremost Replacement RSU or Rio Grande RSU will receive no consideration other than the Foremost Replacement RSU and Rio Grande RSU in respect of the transfer of the applicable portion of a Foremost Option pursuant to this Section 3.1(g);

(iv)	the Foremost RSUs so transferred to Foremost pursuant to this Section 3.1(g) shall be cancelled.

(h)	Foremost shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the steps occurring in the following order:

Exhibit A-9

(i)

each issued and outstanding Foremost Class A Common Share outstanding immediately following the giving of effect to Section 3.1(c)(i) shall be surrendered and transferred by the holder thereof to Foremost (free and clear of any Encumbrances) in exchange for and as the sole consideration therefor:

(A)	one (1) New Foremost Share; and

(B)	two (2) Rio Grande Common Shares held by Foremost (subject to any withholding of Rio Grande Common Shares required to be made pursuant to Section 3.7),

and:

(C)

the holders of Foremost Class A Common Shares will be removed from the register of holders of Foremost Class A Common Shares and will be added to the register of holders of New Foremost Shares as the holders of the number of New Foremost Shares that they have received on the exchange set forth pursuant to Section 3.1(h)(i)(A);

(D)	the Rio Grande Common Shares transferred to the former holders of Foremost Class A Common Shares pursuant to Section 3.1(h)(i)(B) will be registered in the name of such former holders;

(E)

Foremost shall cease to be a holder of the Rio Grande Common Shares transferred to the former holders of Foremost Class A Common Shares pursuant to Section 3.1(h)(i)(B) and shall be removed in respect of such Rio Grande Common Shares from the register of holders of Rio Grande Common Shares maintained by or on behalf of Rio Grande; and

(F)

concurrently with the exchange in Section 3.1(h)(i), the stated capital account maintained in respect of the Foremost Class A Common Shares shall be reduced to nil and there shall be added to the stated capital account of the New Foremost Shares issued pursuant to Section 3.1(h)(i) the amount by which (A) the amount of the reduction of the stated capital account of the Foremost Class A Common Shares pursuant to this Section 3.1(h)(i)(F) exceeds (B) the fair market value, determined immediately before the time of the transactions described in Section 3.1(g)(i), of the Rio Grande Common Shares distributed pursuant to Section 3.1(h)(i) to the former holders of Foremost Class A Common Shares.

For greater certainty, the exchange of Foremost Class A Common Shares for New Foremost Shares and Rio Grande Common Shares pursuant to Section 3.1(h)(i) is intended to be governed by Section 86 of the Tax Act; and

(ii)

the Foremost Class A Common Shares, none of which will be issued or outstanding once the exchange in Section 3.1(h)(i)(A) above is completed, will be cancelled and the appropriate entries made in the register of holders of Foremost Class A Common Shares and the authorized share structure and articles of Foremost will be amended by eliminating the Foremost Class A Common Shares;

(i)	Foremost’s Notice of Articles shall be amended to reflect the alternations in Section 3.1(h)(ii);

Exhibit A-10

(j)

Concurrently with Section 3.1(f) and Section 3.1(g) of this Plan of Arrangement, each Foremost Warrant outstanding immediately prior to this Section 3.1(j) shall be deemed to be simultaneously amended to entitle the Foremost Warrantholder to receive, upon due exercise of the Foremost Warrant, for the original exercise price:

(i)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to this Section 3.1(j); and

(ii)	two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of a Foremost Warrant immediately prior to this Section 3.1(j).

(k)	the directors of Rio Grande will be those persons listed in Appendix “B” to this Plan of Arrangement;

(l)

the directors of Rio Grande will have the authority to appoint one or more additional directors of Rio Grande, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Rio Grande, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Rio Grande as contemplated hereby;

(m)	the by-laws of Rio Grande will be the by-laws set out in Appendix "C" to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of Rio Grande;

(n)

Davidson & Company LLP will be the initial auditors of Rio Grande, to hold office until the close of the first annual meeting of shareholders of Rio Grande, or until Davidson & Company LLP resigns as contemplated or are removed from office, and the directors of Rio Grande will be authorized to fix their remuneration; and

(o)	the registered office of Rio Grande shall be located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8.

3.2	No Fractional Shares or Options.

Notwithstanding any other provision of this Plan of Arrangement, no fractional Rio Grande Common Shares will be distributed to the Foremost Shareholders and no fractional Rio Grande Common Shares will be distributed by Rio Grande upon the exercise of Rio Grande Warrants or Rio Grande Options following the Effective Time. As a result, all fractional amounts arising under this Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. Any securities not distributed as a result of rounding down will be cancelled by Foremost or Rio Grande, as the case may be.

3.3	Share Distribution Record Date.

In Section 3.1(h)(i) above, the reference to a holder of a Foremost Class A Common Share will mean a person who is a holder of a Foremost Share on the Share Distribution Record Date, subject to the provisions of Article 5 below. Any Foremost Shares traded after the Share Distribution Record Date will represent New Foremost Shares as of the Effective Date and shall not carry any rights to receive Rio Grande Common Shares.

3.4	Deemed Fully Paid and Non-Assessable Shares.

All New Foremost Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

Exhibit A-11

3.5	Deemed Time for Redemption.

In addition to the chronological order in which the transactions and events set out in Section 3.1 above shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of Foremost Shares for New Foremost Shares and Rio Grande Common Shares set out in Section 3.1(h)(i) shall occur and shall be deemed to occur immediately after the time of listing of the New Foremost Shares and Rio Grande Common Shares on the CES on the Effective Date.

3.6	Supplementary Actions.

Notwithstanding that the transactions and events set out in Section 3.1 above, unless explicitly stated otherwise, will occur and will be deemed to occur in the chronological order therein set out without any act or formality, each of Foremost and Rio Grande will be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1 above, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.7	Withholding.

Each of Foremost, Rio Grande and the Depositary will be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Foremost Shares, Rio Grande Common Shares, Foremost Replacement Options, Rio Grande Options or Foremost Replacement Warrants made pursuant to this Plan of Arrangement and in respect of any distribution subject to Section 6.3 of this Plan of Arrangement, such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Foremost Shares, or Rio Grande Common Shares so withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance will be paid to the person forthwith.

3.8	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any liens, restrictions, charges, pledges, leases, hypothecations, security interests, encumbrances, adverse claims or other claims of third parties of any kind.

3.9	U.S. Securities Law Matters.

The Court will be advised that the Arrangement will be carried out with the intention that all securities issued and exchanged in a transaction exempt from registration under the U.S. Securities Act on completion of the Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption.

3.10	Tax Elections

Following the Effective Time, if requested by Foremost and Rio Grande shall make a joint election with pursuant to Section 85 of the Tax Act and any applicable provincial laws with respect to the transfer referred to in 3.1(b), on such terms as Foremost and Rio Grande may agree.

Exhibit A-12

ARTICLE 4

CERTIFICATES

4.1	Foremost Class A Common Shares.

Recognizing that the Foremost Shares shall be renamed and redesignated as Foremost Class A Common Shares pursuant to Section 3.1(c) and that the Foremost Class A Common Shares shall be exchanged for New Foremost Shares pursuant to Section 3.1(h)(i), Foremost shall not issue replacement share certificates representing the Foremost Class A Common Shares.

4.2	Rio Grande Common Share Certificates.

As soon as practicable following the Effective Date, Rio Grande will deliver or cause to be delivered to the Depositary one or more certificates and/or DRS Advice representing the aggregate number of Rio Grande Common Shares required to be distributed to registered holders of Foremost Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(h)(i) above, which certificates and/or DRS Advice will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 below.

4.3	New Foremost Share Certificates.

As soon as practicable following the Effective Date, Foremost will deliver or cause to be delivered to the Depositary one or more certificates and/or DRS Advice representing the aggregate number of New Foremost Shares required to be issued to registered holders of Foremost Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1 above, which certificates and/or DRS Advice will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 below.

4.4	Stock Option Agreements.

The stock option agreements, if any, for the Foremost Options will be deemed to be amended to reflect the terms of the Foremost Replacement Options.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Dissent Right.

Registered holders of Foremost Shares may exercise Dissent Rights with respect to their Foremost Shares in connection with the Arrangement pursuant to the Interim Order, as they may be amended by the Interim Order, the Final Order or any other order of the Court, the Arrangement Agreement or this Article 5, and provided that such Dissenting Shareholder delivers a written notice of dissent to Foremost by 2:00 p.m. (Vancouver time) on the day that is at least two (2) Business Days before the day of the Foremost Meeting or any adjournment or postponement thereof.

5.2	Dealing with Dissenting Shares.

Foremost Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a)

are ultimately entitled to be paid the fair value for their Dissenting Shares by Foremost shall be deemed to have transferred their Dissenting Shares to Foremost for cancellation as of the Effective Time pursuant to Section 3.1(a) above; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Foremost Shareholder and will receive New Foremost Shares and Rio Grande Common Shares on the same basis as every other non-dissenting Foremost Shareholder;

Exhibit A-13

but in no case shall Foremost or any other person be required to recognize such persons as holding Foremost Shares on or after the Effective Date and in no circumstances shall Foremost or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Foremost Shares in respect of which such rights are sought to be exercised.

5.3	Reservation of Rio Grande Common Shares.

If a Foremost Shareholder exercises Dissent Rights, Foremost will, on the Effective Date, set aside and not distribute that portion of the Rio Grande Common Shares that is attributable to the Foremost Shares for which Dissent Rights have been exercised. If the dissenting Foremost Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Foremost will distribute to such Foremost Shareholder his, her or its pro rata portion of the Rio Grande Common Shares. If a Foremost Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Foremost will retain the portion of the Rio Grande Common Shares attributable to such Foremost Shareholder and such shares will be dealt with as determined by the Foremost Board in its discretion.

ARTICLE 6

DELIVERY OF SECURITIES

6.1	Delivery of Shares.

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Foremost Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate or DRS Advice representing the New Foremost Shares and a certificate or DRS Advice representing the Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) above, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Foremost Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS Advice representing the New Foremost Shares and a certificate or DRS Advice representing the Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above.

6.2	Lost Certificates.

If any certificate that immediately prior to the Effective Time represented one or more outstanding Foremost Shares that were exchanged for New Foremost Shares and Rio Grande Common Shares in accordance with Section 3.1 above, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the New Foremost Shares and Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above. When authorizing such delivery of New Foremost Shares and Rio Grande Common Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered will, as a condition precedent to the delivery of such New Foremost Shares and Rio Grande Common Shares give a bond satisfactory to Foremost, Rio Grande and the Depositary in such amount as Foremost, Rio Grande and the Depositary may direct, or otherwise indemnify Foremost, Rio Grande and the Depositary in a manner satisfactory to Foremost, Rio Grande and the Depositary, against any claim that may be made against Foremost, Rio Grande or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Exhibit A-14

6.3	Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Foremost Shares or Rio Grande Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Foremost Shares unless and until the holder of such certificate will have complied with the provisions of either of Section 6.1 or 6.2 above. Subject to applicable law and to Section 3.7 above, at the time of such compliance, there will, in addition to the delivery of the New Foremost Shares and Rio Grande Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Foremost Shares and/or Rio Grande Common Shares, as applicable.

6.4	Limitation and Proscription.

To the extent that a former Foremost Shareholder will not have complied with the provisions of either of Section 6.1 or 6.2 above, as applicable, on or before the date that is six (6) years after the Effective Date, then the New Foremost Shares and Rio Grande Common Shares that such former Foremost Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the New Foremost Shares and Rio Grande Common Shares to which such Foremost Shareholder was entitled, will be delivered to Rio Grande (in the case of the Rio Grande Common Shares) or Foremost (in the case of the New Foremost Shares) by the Depositary and certificates representing such New Foremost Shares and Rio Grande Common Shares will be cancelled by Foremost and Rio Grande, as applicable, and the interest of the former Foremost Shareholder in such New Foremost Shares and Rio Grande Common Shares or to which it was entitled will be terminated as of such date.

6.5	Foremost Warrants.

Foremost and Rio Grande acknowledge and agree that:

(a)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

(i)	one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

(ii)	two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time,

and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

(b)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time; and

Exhibit A-15

(c)

the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

ARTICLE 7

AMENDMENTS & WITHDRAWAL

7.1	Amendments.

Foremost and Rio Grande reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be:

(a)	contained in a written document;

(b)	filed with the Court and, if made following the Foremost Meeting, approved by the Court; and

(c)	communicated to Foremost Shareholders if and as required by the Court.

7.2	Amendments Made Prior to or at the Foremost Meeting.

Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Foremost and Rio Grande, may be proposed by Foremost and Rio Grande at any time prior to or at the Foremost Meeting with or without any prior notice or communication, and if so proposed and accepted by the Foremost Shareholders voting at the Foremost Meeting (other than as may be required under the Interim Order or other order of the Court), will become part of this Plan of Arrangement for all purposes.

7.3	Amendments Made After the Foremost Meeting.

Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Foremost and Rio Grande, may be proposed by Foremost and Rio Grande after the Foremost Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Foremost Meeting will be effective and will become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Foremost, provided that it concerns a matter which, in the reasonable opinion of Foremost and Rio Grande, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Foremost Shares, Rio Grande Common Shares or Foremost Warrants.

7.4	Withdrawal.

Notwithstanding any prior approvals by the Court or by Foremost Shareholders, the Foremost Board may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time, without further approval of, or notice to, the Court or the Foremost Shareholders. Upon termination of this Plan of Arrangement, no Party will have any liability or further obligation to any other Party or person hereunder other than as set out in the Arrangement Agreement.

7.5	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over all Foremost Shares, Foremost Warrants and Foremost Options outstanding prior to the Effective Time, (b) the rights and obligations of the Foremost Shareholders, Foremost Optionees, Foremost Warrantholders, Foremost, Rio Grande, the Depositary, the Transfer Agent and any other registrar or transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Foremost Shares will be deemed to have been settled, compromised, released and determined without liability except as set out in this Plan of Arrangement.

Exhibit A-16

ARTICLE 8

AMENDMENTS & WITHDRAWAL

8.1	Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Appendix A-1

APPENDIX A

TO THE PLAN OF ARRANGEMENT

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

Appendix A-2

Appendix A-3

Section 7.9	Effective Date of the Plan.	23

APPENDIX “A” FORM OF OPTION AGREEMENT		27
APPENDIX “B” FORM OF RSU AGREEMENT		31
APPENDIX “C” FORM OF PSU AGREEMENT		34
APPENDIX “D” FORM OF DSU AGREEMENT		37
APPENDIX “E” FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR RSU ELECTION FORM		39
APPENDIX “F” FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR DSU ELECTION FORM		40
APPENDIX “G” FORM OF SHARE UNIT SETTLEMENT NOTICE (NON-US PARTICIPANTS)		41
APPENDIX “H” FORM OF SHARE UNIT SETTLEMENT NOTICE (US PARTICIPANTS)		42

Appendix A-4

RIO GRANDE RESOURCES LTD. OMNIBUS LONG-TERM INCENTIVE PLAN

Rio Grande Resources Ltd. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

ARTICLE 1 - DEFINITIONS

1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliates" has the meaning given to this term in the Securities Act (British Columbia), as such legislation may be amended, supplemented or replaced from time to time;

"Award Agreement" means an Option Agreement, RSU Agreement, PSU Agreement, DSU Agreement or an Employment Agreement, as the context requires;

"Awards" means Options, RSUs, PSUs and DSUs granted to a Participant pursuant to the terms of the Plan;

"Black-Out Period" means the period of time required by applicable law or as imposed by the Corporation as a result existence of undisclosed Material Information (as such term is defined in the policies of the CSE, as amended, supplemented or replaced from time to time) when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by insiders or other specified persons;

"Board" means the board of directors of the Corporation as constituted from time to time; "Broker" has the meaning ascribed thereto in Section 7.4(2) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

"Cash Equivalent" means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant's Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

"Change of Control" means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events: (a) any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs

Appendix A-5

(A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares; upon the consummation of an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction; (b) the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation's assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition; (c) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re- arrangement); or (d) individuals who, on the effective date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, however, that for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be required upon, or accelerated upon, a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Participant unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code;

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

"Code of Ethics" means any code of ethics adopted by the Corporation, as modified from time to time;

"Corporation" means Rio Grande Resources Ltd., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

"CSE" means the Canadian Securities Exchange;

Appendix A-6

"DSUs" have the meaning ascribed thereto in Section 4.8 hereof, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s account, and may only be awarded to Non-Employee Directors;

"DSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix “D”, or such other form as the Board may approve from time to time;

"Eligible Participants" has the meaning ascribed thereto in Section 2.4 hereof;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Exercise Price" has the meaning ascribed thereto in Section 3.2(1) hereof;

"Expiry Date" has the meaning ascribed thereto in Section 3.4 hereof;

"Market Value" means at any date when the market value of Shares and for all Awards of the Corporation is to be determined, the greater of the closing market price of the Shares on the Trading Day prior to the date of grant or the date of grant on the principal stock exchange on which the Shares are listed but in any event being not less than $0.05, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

"Non-Employee Directors" means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

"Option Agreement" means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form as the Board may approve from time to time;

"Participant's Account" means an account maintained to reflect each Participant's participation in RSUs and/or PSUs under the Plan;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

Appendix A-7

"Performance Period" means the period determined by the Board pursuant to Section 4.4 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"PSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"PSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form as the Board may approve from time to time;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form as the Board may approve from time to time;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Non- Employee Directors, officers, employees or insiders of the Corporation or a Subsidiary. For greater certainty, a "Share Compensation Arrangement" does not include a security-based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

"Share Unit" means a RSU or PSU awarded thereon, as the context requires;

"Share Unit Settlement Date" has the meaning determined in Section 4.6(1)(a);

"Share Unit Settlement Notice" means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs in the form set out in Appendix “G” (or Appendix “H” for U.S. Participants), or such other form as the Board may approve from time to time;

"Share Unit Vesting Determination Date" has the meaning described thereto in Section 4.5 hereof;

"Shares" means the common shares in the capital of the Corporation;

"Stock Exchange" means the CSE or such other principal stock exchange (if not the CSE) upon which the Shares may be listed, as applicable from time to time;

Appendix A-8

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

"Successor Corporation" has the meaning ascribed thereto in Section 6.1(3) hereof; "Surrender" has the meaning ascribed thereto in Section 3.6(3);

"Surrender Notice" has the meaning ascribed thereto in Section 3.6(3);

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination Date" means the date on which a Participant ceases to be an Eligible Participant;

"Trading Day" means any day on which the Stock Exchange is opened for trading;

"U.S. Participant" means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; and

"VWAP" means the volume weighted average trading price of the Shares on the CSE calculated by dividing the total value by the total volume of such securities traded for the five (5) Trading Days immediately preceding the exercise of the subject Option.

ARTICLE 2 - PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1	Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long- term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation's ability to attract, retain and motivate Eligible Participants.

2.2	Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)

Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

Appendix A-9

(3)

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

2.3	Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

2.4	Eligible Participants.

(1)

The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the bona fide Non-Employee Directors, officers, employees, consultants, contractors and service providers of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. The Corporation shall be responsible for ensuring and confirming that such person is a bona fide Eligible Participant.

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship, employment or appointment with the Corporation.

(3)

Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

2.5	Shares Subject to the Plan.

(1)

Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan shall not exceed fifteen percent (15%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, determined on the date of a grant of an Award, provided that at all times when the Corporation is listed on the CSE, the requisite shareholder approval required by policies of the CSE then in force must be obtained.

(2)

Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Appendix A-10

ARTICLE 3 - OPTIONS

3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

3.2	Option Awards.

(1)

The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Exercise Price"), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2)	The Board shall have the authority to determine the vesting terms applicable to grants of Options, and such vesting terms will be described in the Option Agreement.

3.3	Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted but shall not be less than the Market Value of such Shares at the time of the grant.

3.4	Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant's Option Agreement, at which time such Option will expire (the "Expiry Date"). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period.

3.5	Exercise of Options.

(1)

Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)

No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Appendix A-11

3.6	Method of Exercise and Payment of Purchase Price.

(1)

Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)

In lieu of exercising any vested Option in the manner described in this S e ct i o n 3. 6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option ("Surrender") with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule "B" to the Option Agreement (a "Surrender Notice"), elect to receive that number of Shares equal to the quotient obtained by dividing:

(G)	the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(H)	the VWAP of the underlying Shares, and

such Surrender shall be subject to Board approval at all times.

(3)

Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

ARTICLE 4 - SHARE UNITS

4.1	Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

4.2	Share Unit Awards.

(1)

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

Appendix A-12

(2)

Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares. For greater certainty, RSUs shall only be granted to a Participant in consideration for future services to be provided by the Participant to the Corporation and if such RSU grants are made at the discretion of the Board on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates and shall vest at the Share Unit Vesting Determination Date inclusive of such relevant quarter.

(3)	Share Units shall be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(4)	The Board shall have the authority to determine the vesting terms applicable to grants of RSUs, , and such vesting terms will be described in the RSU Agreements.

(5)

If applicable, each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each calendar year. The number of RSUs shall be calculated as the amount of the Non-Employee Director's annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

4.3	Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the services in respect of which the Award is granted are rendered ("Restriction Period"). For example, the Restriction Period for a grant made in October 2024 shall end no later than December 31, 2028. Subject to the Board's determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the final day of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

4.4	Performance Criteria and Performance Period Applicable to PSU Awards.

(1)

For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the services in respect of which the Award was granted are rendered. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the third financial year after the year in which the grant was made. In such a case, for a grant made on J anuary 4, 2024, the Performance Period will start on January 1, 2024 and will end on December 31, 2027.

Appendix A-13

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

4.5	Share Unit Vesting Determination Date.

(1)

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the "Share Unit Vesting Determination Date"), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the day immediately prior to the last day of the Restriction Period.

(2)

No RSU or PSU issued pursuant to this Plan, may vest before the date that is one year following the date it is granted or issued. However, the vesting required by Section 4.5(1) may be accelerated for a Participant who dies or who ceases to be an Eligible Participant under the Plan in connection with a change of control, take-over bid, reverse takeover or other similar transaction.

4.6	Settlement of Share Unit Awards.

(1)

Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)

all of the vested Share Units covered by a particular grant shall, subject to Section 4.6(4), be settled on the first Business Day following their Share Unit Vesting Determination Date (the "Share Unit Settlement Date"); and

(b)

a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Appendix A-14

(3)

If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)

Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated unless such date would occur after the final day of the Restriction Period.

4.7	Determination of Amounts.

(1)

For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant's Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2)

For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant's Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

4.8	Deferred Share Units.

(1)

A deferred share unit is a unit granted to Non-Employee Directors of the Corporation representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Board may determine at the time of grant (a “DSU”). Conditions may be based on continuing service as a Non-Employee Director (or other service relationship), vesting terms and/or achievement of pre-established Performance Criteria, as applicable.

(2)

Subject to the Corporation’s director compensation policies determined by the Board from time to time, each Non-Employee Director may receive all or a portion of his or her annual retainer fee, if applicable, in the form of a grant of DSUs in each calendar year. The number of DSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee to be paid by way of DSUs divided by the Market Value on the date of grant. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number. As applicable, any election made by a Non-Employee Director who is an Eligible Person to receive an additional portion of his or her annual retainer fee in the form of DSUs must be irrevocably made, completed, signed and delivered to the Corporation by the end of the calendar year preceding the calendar year to which such election is to apply. Subject to the Corporation’s Non-Employee Director compensation policies and any minimum amount of the Non-Employee Director’s annual retainer fee that may be required to be received in the form of DSUs, if no such election is made in respect of a particular calendar year, an Eligible Person will receive all or the remainder, as applicable, of the Non- Employee Director’s annual retainer fee in cash.

Appendix A-15

(3)

Each DSU will be evidenced by a DSU Agreement that sets forth the restrictions, limitations and conditions for each DSU and may include, without limitation, the vesting and terms of the DSUs and the provisions applicable in the event service terminates, and shall contain such terms that may be considered necessary in order for the DSUs to comply with any applicable tax provisions or other applicable laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Stock Exchange having authority over the Corporation.

(4)

Any DSUs that are awarded to a person who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(5)

Subject to vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSUs awarded shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; (iii) to receive a combination of cash and Shares, as the Board may determine in its sole discretion on redemption; or (iv) to entitle the Participant to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(6)

Unless otherwise specified in a DSU Agreement, a non-U.S. Participant shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the earlier of (i) the date that is not later than the 90th date following the Termination Date, or such shorter redemption period set out in the relevant DSU Agreement that is not earlier than the Termination Date, and (ii) December 31st of that calendar year, and which period (the “DSU Redemption Deadline”), by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Non-Employee Director who is not a U.S. Participant, the DSU Redemption Notice shall be filed by the administrator or liquidator of the estate.

(7)

If a DSU Redemption Notice is not received by the Corporation on or before the DSU Redemption Deadline, the Participant shall be deemed to have delivered a DSU Redemption Notice on the DSU Redemption Deadline and, if not otherwise set out in the DSU Agreement, the Board shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to the Participant or administrator or liquidator of the estate of the Participant, as applicable.

(8)

The settlement of DSUs held by a Participant who is a U.S. Participant shall be made in accordance with the terms of the Addendum for U.S. Participants, the relevant DSU Agreement and any applicable deferral election. Such settlement shall be intended to comply with or be exempt from Section 409A.

Appendix A-16

ARTICLE 5 - GENERAL CONDITIONS

5.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)

Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)

Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(3)

Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)

Non-Transferability - Except as set forth herein, Awards are not transferable and not assignable. Awards may be exercised only upon the Participant's death, by the legal representative of the Participant's estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

5.2	Termination of Employment.

(1)	Each Share Unit, Option and DSU shall be subject to the following conditions:

(a)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested or unvested Share Units, Options and DSUs granted to such Participant shall terminate for nil consideration on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)

Retirement. In the case of a Participant's retirement, any unvested Share Units, DSUs and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units, DSUs and Options held by the Participant at the Termination Date may be exercised until, in respect of the Share Units and Options, the earlier of the expiry date of such Share Units and Options, or one (1) year following the Termination Date and in the case of the DSUs, the DSU Redemption Deadline, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units, DSUs and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any "in-the-money" amounts realized upon exercise of Share Units, DSUs and/or Options following the Termination Date. For greater certainty, any Share Units, DSUs or Options (vested or unvested) must expire within a reasonable period, not exceeding, in the case of the Share Units and Options, twelve (12) months from the date of the Participant's retirement and in the case of the DSUs, the DSU Redemption Deadline.

Appendix A-17

(c)

Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the Board (which shall not exceed twelve (12) months from the date of the Participant's resignation or, in the case of the DSUs, the DSU Redemption Deadline), all Share Units, DSUs and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, the expiry date of such Share Unit or Option or the DSU Redemption Date, as applicable, to the extent such Share Unit, DSU or Option was vested by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options and/or unvested DSUs granted to such Participant shall terminate on the effective date of such resignation.

(d)

Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", retirement, resignation or death) the number of Share Units, DSUs and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, the expiry date of such Share Units and Options or in the case of DSUs, the DSU Redemption Deadline. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units, DSUs and/or Options.

(e)

Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units, DSUs and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant and all unsettled DSUs shall be settled in accordance with Section 4.8(6) and Section 4.8(7), as applicable.

(f)

Change of Control. If a Participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units, Options and/or DSUs will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options or Share Units and any unsettled DSUs will be settled in accordance with Section 4.8(6) prior to the earlier of thirty (30) days of such date or the DSU Redemption Deadline.

(2)

For the purposes of this Plan, a Participant's employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining his entitlement under this Plan.

Appendix A-18

(3)

The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

5.3	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the DSUs issued pursuant to this Plan continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

ARTICLE 6 - ADJUSTMENTS AND AMENDMENTS

6.1	Adjustment to Shares Subject to Outstanding Awards.

(1)

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

Appendix A-19

(4)

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or Shares, but including for greater certainty Shares or equity interests in a Subsidiary or business unit or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5)

Any adjustment, other than in connection with a security consolidation or security split, to any Awards granted or issued under the Plan must be subject to the prior acceptance of the CSE (if required under the policies of the CSE), including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

6.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)

be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award;

Appendix A-20

(iii)	any amendment regarding the administration of this Plan;

(iv)

any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(v)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment to the category of persons eligible to participate under this Plan;

(b)

any change to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c)

any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d)	any amendment regarding the effect of termination of a Participant's employment or engagement;

(e)

any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash- settled award, financial assistance or clawbacks provisions which are adopted;

(f)	any amendment to the amendment provisions of the Plan;

(g)	any amendment to the method for determining the Exercise Price of any Options;

(h)	any amendment to the expiry and termination provisions applicable to any Awards; and

(i)	any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant.

(3)

The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4)

Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the CSE, the Corporation shall be required to obtain prior CSE acceptance of any amendment to this Plan if required under the policies of the CSE.

6.3	Change of Control.

(1)

Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs, DSUs and a specified number of PSUs shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

Appendix A-21

(2)

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7 - MISCELLANEOUS

7.1	Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

7.2	Compliance and Award Restrictions.

(1)

The Corporation's obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any Stock Exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Stock Exchange on which such Shares are then listed.

(2)

The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

Appendix A-22

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)

The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)

If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

7.3	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

7.4	Tax Withholding.

(1)

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)

The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under Section 7.4(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

Appendix A-23

(3)

The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4)

Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

7.5	Term, Termination and Suspension of the Plan

The Board may suspend or terminate the Plan at any time, provided that any such suspension or termination of the Plan will be in compliance with applicable securities law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation. The Plan shall be submitted for shareholder approval every three (3) years in accordance with policies of the CSE and applicable securities law requirements. Suspension or termination of the Plan will not materially impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

7.6	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.7	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.8	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

7.9	Effective Date of the Plan.

The Plan was initially approved by the Board on July 29 , 2024, subject to approval of shareholders and the Central Securities Exchange.

The Plan was first approved by shareholders on ____.

Appendix A-24

ADDENDUM FOR U.S. PARTICIPANTS

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

Definitions

"cause" has the meaning attributed under Section 5.2(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for "cause" within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation's (or applicable Subsidiary's) receipt of such notice.

"Separation from Service" means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

"Specified Employee" has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

Surrender of Options

With respect to U.S. Participants, all references to “VWAP” in Section 3.6(3) are replaced with “Market Price.”

Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs or DSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 4 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 4 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 4 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made.

Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on the earlier of (i) the U.S. Participant's Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

Appendix A-25

Notwithstanding anything to the contrary in Article 4 of the Plan, the redemption of DSUs will be deemed to be made on the earlier of (i) the U.S. Participant’s Separation from Service within the meaning of Section 409A, or (ii) within 90 days of the U.S. Participant’s death.

Settlement of Share Unit Awards.

Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on the earlier of (i) the date set forth in the U.S. Participant's Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the U.S. Participant's Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant's continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant's Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

Termination of Employment

Notwithstanding Section 5.2(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 4 to this Addendum.

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then:

all payments to be made upon a U.S. Participant's Termination Date shall only be made upon such individual's Separation from Service; and

if on the date of the U.S. Participant's Separation from Service the Corporation's shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant's Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant's Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant's Separation from Service. If the U.S. Participant dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant's estate within 60 days following the U.S. Participant's death.

Appendix A-26

Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant's consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

Appendix A-27

APPENDIX “A”

FORM OF OPTION AGREEMENT

RIO GRANDE RESOURCES LTD.

OPTION AGREEMENT

This Option Agreement is entered into between Rio Grande Resources Ltd. (the "Corporation") and the Optionee named below pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") a copy of which is attached hereto, and confirms the following:

1.	Grant Date: [●]

2.	Optionee: [●]

3.	Optionee's Eligible Person Capacity Under the Plan: [●]

4.	Number of Options: [●]

5.	Exercise Price ($) per Share: [●]

6.	Expiry Date of Option Period: [●]

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the option period. The Options vest as follows:

(a)	[●]

8.

The Option is non-assignable and non-transferable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11.

By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

[Signature page follows.]

Appendix A-28

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of , 20         .

Signature by Optionee

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-29

SCHEDULE "A"

ELECTION TO EXERCISE STOCK OPTIONS

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated          , 20 under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price ($) per Share:	$

Aggregate Exercise Price:	$

Amount enclosed that is payable on account of any

source deductions relating to this Option exercise

(contact the Corporation for details of such amount):	$

☐ or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this       day of                   , 20    .

Signature of Participant

Name of Participant (Please Print)

Appendix A-30

SCHEDULE "B"

SURRENDER NOTICE

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to surrender           Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                   , 20 under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to surrender my Options is irrevocable.

DATED this       day of                   , 20    .

Signature of Participant

Name of Participant (Please Print)

Appendix A-31

APPENDIX “B”

FORM OF RSU  AGREEMENT

RIO GRANDE RESOURCES LTD.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement ("RSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Vesting. The RSUs will vest as follows: [●].

5.	Transfer of RSUs. The RSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

6.

Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

7.

Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

8.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

9.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

10.

Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

11.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

Appendix A-32

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

[Signature page follows.]

Appendix A-33

IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the           day of          , 20         .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-34

APPENDIX “C”

FORM OF PSU AGREEMENT

RIO GRANDE RESOURCES LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement ("PSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the performance share units ("PSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The PSUs will vest as follows: [●].

7.	Transfer of PSUs. The PSUs granted hereunder are not transferable or assignable except in accordance with the Plan.

8.

Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9.

Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.

Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

Appendix A-35

13.

Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature page follows.]

Appendix A-36

IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the           day of          , 20         .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-37

APPENDIX “D”

FORM OF DSU AGREEMENT RIO GRANDE RESOURCES LTD.

DEFERRED SHARE UNIT AGREEMENT

This deferred share unit agreement ("DSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the deferred share units ("DSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan.

The terms of the DSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of DSUs. The Recipient is hereby granted [●] DSUs.

3.	Vesting. The DSUs will vest as follows: [●].

4.	Transfer of DSUs. The DSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

5.

Inconsistency. This DSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

6.

Severability. Wherever possible, each provision of this DSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this DSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this DSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

7.	Successors and Assigns. This DSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

8.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

9.

Governing Law. This DSU Agreement and the DSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

10.	Counterparts. This DSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this DSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this DSU Agreement.

[Signature page follows.]

Appendix A-38

IN WITNESS WHEREOF the parties hereto have executed this DSU Agreement as of the           day of          , 20         .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-39

APPENDIX “E”

FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR RSU ELECTION FORM RIO GRANDE RESOURCES LTD.

I, [●], wish to elect to receive [●]% of my annual retainer (including any annual retainers or fees for service on committees of the Board) in RSUs for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I understand the RSUs will be settled upon the earlier of (i) my Separation from Service or (ii) a Change in Control, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Signature of Participant

Name of Participant (Please Print)

Appendix A-40

APPENDIX “F”

FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR DSU ELECTION FORM

RIO GRANDE RESOURCES LTD.

I, [●], wish to elect to receive [●]% of my annual retainer (including any annual retainers or fees for service on committees of the Board) in DSUs for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I understand the DSUs will be deemed to be redeemed upon the earlier of (i) my Separation from Service or (ii) 90 days following my death, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of DSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of DSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Signature of Participant

Name of Participant (Please Print)

Appendix A-41

APPENDIX “G”

FORM OF SHARE UNIT SETTLEMENT NOTICE (NON-US PARTICIPANTS)

In respect of the [RSUs][PSUs] that Vested on [●] that were granted to you by Rio Grande Resources Ltd. (the “Corporation”) pursuant to the Corporation Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned hereby elects to settle the [RSUs][PSUs] (including for any fractional [RSUs][PSUs]) as follows [Participant to select one]:

(         )         (i) the Cash Equivalent, calculated in accordance with Section 4.7(1) of the Plan;

(         )         (ii) the Shares, calculated in accordance with Section 4.7(2) of the Plan; or

(         )         (iii) the Cash Equivalent for [●] [RSUs][PSUs] and Shares for [●] [RSUs][PSUs].

[In the event the undersigned elects the cash equivalent, include:] [I acknowledge that the Company will deduct from payment applicable withholding taxes in accordance with the Plan.]

[In the event the Company elects Shares, include:] [I (check one):

(         )         (i) enclose cash, a certified cheque, bank draft or money order to the Corporation in the amount of $[●] as full payment for the applicable withholding taxes;

(         )         (ii) undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

(         )         (iii) if permitted by the Corporation, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.]

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date:

Name of Participant:

Signature of Participant:

Appendix A-42

APPENDIX “H”

FORM OF SHARE UNIT SETTLEMENT NOTICE (US PARTICIPANTS)

In respect of the [RSUs][PSUs] that were granted to the undersigned by Rio Grande Resources Ltd. (the “Corporation”) pursuant to the Corporation Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned hereby elects to settle the [RSUs][PSUs] (including for any fractional [RSUs][PSUs]) as follows:

The [RSUs][PSUs] will be settled on the date specified below, which can be later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, or the undersigned’s Separation from Service or a Change in Control, if earlier:

[Participant to insert date that is between the Share Unit Vesting Determination Date and the fifth anniversary of the Share Unit Vesting Determination Date]

Settlement Date: [●]

The [RSUs][PSUs] will be settled in the following form [Participant to select one]:

(         )         (i) the Cash Equivalent, calculated in accordance with Section 4.7(1) of the Plan;

(         )         (ii) the Shares, calculated in accordance with Section 4.7(2) of the Plan; or

(         )         (iii) the Cash Equivalent for [●] [RSUs][PSUs] and Shares for [●] [RSUs][PSUs].

I understand that if I elect the Cash Equivalent, the Company will deduct from payment applicable withholding taxes in accordance with the Plan.

I understand that if I elect Shares, I will need to provide one of the following upon settlement:

(i)	enclose cash, a certified cheque, bank draft or money order to the Corporation in the amount of $[●] as full payment for the applicable withholding taxes;

(ii)

undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

(iii)

if permitted by the Corporation, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date:

Name of Participant:

Signature of Participant:

Appendix B-1

APPENDIX B

TO THE PLAN OF ARRANGEMENT

DIRECTORS OF RIO GRANDE POST-ARRANGEMENT

Jason Barnard

Raymond Strafehl

Richard Silas

Appendix C-1

APPENDIX C

TO THE PLAN OF ARRANGEMENT

BY-LAWS OF RIO GRANDE Resources Ltd.

Incorporation Number BC1493044

ARTICLES OF

RIO GRANDE RESOURCES LTD.

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

Appendix C-2

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions	1
Section 1.2	BCA and Interpretation Act Definitions Applicable	2
Section 1.3	Conflicts or Inconsistencies	2

ARTICLE 2

SHARES AND SHARE CERTIFICATES

Section 2.1	Authorized Share Structure	2
Section 2.2	Form of Share Certificate	2
Section 2.3	Shareholder Entitled to Certificate or Acknowledgement	2
Section 2.4	Delivery by Mail	2
Section 2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
Section 2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate	3
Section 2.7	Recovery of New Share Certificate	3
Section 2.8	Splitting Share Certificates	3
Section 2.9	Certificate Fee	3
Section 2.10	Recognition of Trusts	3

ARTICLE 3

ISSUE OF SHARES

Section 3.1	Board Authorized	4
Section 3.2	Commissions and Discounts	4
Section 3.3	Brokerage	4
Section 3.4	Conditions of Issue	4
Section 3.5	Share Purchase Warrants and Rights	4

ARTICLE 4

SHARE REGISTERS

Section 4.1	Central Securities Register	4
Section 4.2	Closing Register	5

ARTICLE 5

SHARE TRANSFERS

Section 5.1	Registering Transfers	5
Section 5.2	Waivers of Requirements for Transfer	5
Section 5.3	Form of Instrument of Transfer	5
Section 5.4	Transferor Remains Shareholder	5
Section 5.5	Signing of Instrument of Transfer	6
Section 5.6	Enquiry as to Title Not Required	6
Section 5.7	Transfer Fee	6

ARTICLE 6 TRANSMISSION OF SHARES

Appendix C-3

Section 6.1	Legal Personal Representative Recognized on Death	6
Section 6.2	Rights of Legal Personal Representative	6

ARTICLE 7 ACQUISITION OF COMPANY'S SHARES
		7
Section 7.1	Company Authorized to Purchase or Otherwise Acquire Shares	7
Section 7.2	No Purchase, Redemption or Other Acquisition When Insolvent	7
Section 7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

ARTICLE 8 BORROWING POWERS

Section 8.1	Borrowing Powers	7

ARTICLE 9 ALTERATIONS

Section 9.1	Alteration of Authorized Share Structure	7
Section 9.2	Special Rights or Restrictions	8
Section 9.3	No Interference with Class or Series Rights without Consent	8
Section 9.4	Change of Name	9
Section 9.5	Other Alterations	9

ARTICLE 10

MEETINGS OF SHAREHOLDERS

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Appendix C-4

Section 11.13	Decisions by Show of Hands or Poll	16
Section 11.14	Declaration of Result	16
Section 11.15	Motion Need Not be Seconded	17
Section 11.16	Casting Vote	17
Section 11.17	Manner of Taking Poll	17
Section 11.18	Demand for Poll on Adjournment	17
Section 11.19	Chair Must Resolve Dispute	17
Section 11.20	Casting of Votes	17
Section 11.21	No Demand for Poll on Election of Chair	17
Section 11.22	Demand for Poll Not to Prevent Continuance of Meeting	17
Section 11.23	Retention of Ballots and Proxies	17

ARTICLE 12

VOTES OF SHAREHOLDERS

ARTICLE 13

DIRECTORS

Section 13.1	Number of Directors	21
Section 13.2	Change in Number of Directors	21
Section 13.3	Board's Acts Valid Despite Vacancy	22
Section 13.4	Qualifications of Directors	22
Section 13.5	Remuneration of Directors	22
Section 13.6	Reimbursement of Expenses of Directors	22
Section 13.7	Special Remuneration for Directors	22
Section 13.8	Gratuity, Pension or Allowance on Retirement of Director	22

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Section 14.1	Election at Annual General Meeting	22
Section 14.2	Consent to be a Director	23
Section 14.3	Failure to Elect or Appoint Directors	23
Section 14.4	Places of Retiring Directors Not Filled	23
Section 14.5	Board May Fill Casual Vacancies	23
Section 14.6	Remaining Directors' Power to Act	23

Appendix C-5

Section 14.7	Shareholders May Fill Vacancies	24
Section 14.8	Additional Directors	24
Section 14.9	Ceasing to be a Director	24
Section 14.10	Removal of Director by Shareholders	24
Section 14.11	Removal of Director by Directors	24

ARTICLE 15

POWERS AND DUTIES OF THE BOARD

Section 15.1	Powers of Management	24
Section 15.2	Appointment of Attorney of Company	25

ARTICLE 16

INTERESTS OF DIRECTORS AND OFFICERS

Section 16.1	Obligation to Account for Profits	25
Section 16.2	Restrictions on Voting by Reason of Interest	25
Section 16.3	Interested Director Counted in Quorum	25
Section 16.4	Disclosure of Conflict of Interest or Property	25
Section 16.5	Director Holding Other Office in the Company	25
Section 16.6	No Disqualification	25
Section 16.7	Professional Services by Director or Officer	26
Section 16.8	Director or Officer in Other Corporations	26

ARTICLE 17

PROCEEDINGS OF THE BOARD

ARTICLE 18

EXECUTIVE AND OTHER COMMITTEES

Section 18.1	Appointment and Powers of Executive Committee	28
Section 18.2	Appointment and Powers of Other Committees	28
Section 18.3	Obligations of Committees	29
Section 18.4	Powers of Board	29
Section 18.5	Committee Meetings	29

ARTICLE 19

OFFICERS

Section 19.1	Board May Appoint Officers	29
Section 19.2	Functions, Duties and Powers of Officers	29
Section 19.3	Qualifications	30

Appendix C-6

Section 19.4	Remuneration and Terms of Appointment	30

ARTICLE 20

INDEMNIFICATION

Section 20.1	Definitions	30
Section 20.2	Mandatory Indemnification of Eligible Parties	30
Section 20.3	Permitted Indemnification	30
Section 20.4	Non-Compliance with BCA	31
Section 20.5	Company May Purchase Insurance	31

ARTICLE 21

DIVIDENDS

Section 21.1	Payment of Dividends Subject to Special Rights	31
Section 21.2	Declaration of Dividends	31
Section 21.3	No Notice Required	31
Section 21.4	Record Date	31
Section 21.5	Manner of Paying Dividend	31
Section 21.6	Settlement of Difficulties	31
Section 21.7	When Dividend Payable	32
Section 21.8	Dividends to be Paid in Accordance with Number of Shares	32
Section 21.9	Receipt by Joint Shareholders	32
Section 21.10	Dividend Bears No Interest	32
Section 21.11	Fractional Dividends	32
Section 21.12	Payment of Dividends	32
Section 21.13	Capitalization of Retained Earnings or Surplus	32
Section 21.14	Unclaimed Dividends	32

ARTICLE 22

ACCOUNTING RECORDS AND AUDITOR

Section 22.1	Recording of Financial Affairs	33
Section 22.2	Inspection of Accounting Records	33
Section 22.3	Remuneration of Auditor	33

ARTICLE 23

NOTICES

ARTICLE 24

SEAL

Section 24.1	Who May Attest Seal	35
Section 24.2	Sealing Copies	35
Section 24.3	Mechanical Reproduction of Seal	35

Appendix C-7

ARTICLE 25

PROHIBITIONS

Section 25.1	Definitions	35
Section 25.2	Application	36
Section 25.3	Consent Required for Transfer of Shares or Transfer Restricted Securities	36

Appendix C-8

Incorporation Number BC1493044

ARTICLES

RIO GRANDE RESOURCES LTD.

(the "Company") ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	"appropriate person" has the meaning assigned in the Securities Transfer Act;

(2)	"board of directors" and "board" mean the board of directors or sole director of the Company for the time being;

(3)	"BCA" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	"director" means a person who is a director of the Company for the time being;

(5)	"directors' resolution" means a resolution of the board of directors passed at a meeting of the board or consented to by the directors in accordance with Section 140 of the BCA and Section 18.12;

(6)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(7)	"legal personal representative" means the personal or other legal representative of a shareholder or other person, as the context requires;

(8)	"protected purchaser" has the meaning assigned in the Securities Transfer Act;

(9)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(10)	"seal" means the seal of the Company, if any;

(11)	"Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(12)

"securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

Appendix C-9

(13)

"Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(14)	"special business" has the meaning set out in Section 11.1.

Section 1.2	BCA and Interpretation Act Definitions Applicable

The definitions in the BCA and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment.

Section 1.3	Conflicts or Inconsistencies

If there is a conflict between a definition in the BCA and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the BCA will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the BCA, the BCA will prevail.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

Section 2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the BCA.

Section 2.3	Shareholder Entitled to Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the BCA, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Appendix C-10

Section 2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as it thinks fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

Section 2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Section 2.5, Section 2.6, or Section 2.8, the amount, if any and which must not exceed the amount prescribed under the BCA, determined by the board.

Section 2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Appendix C-11

ARTICLE 3

ISSUE OF SHARES

Section 3.1	Board Authorized

Subject to the BCA and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4	Conditions of Issue

Except as provided for by the BCA, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5	Share Purchase Warrants and Rights

Subject to the BCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the board determines, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Appendix C-12

ARTICLE 4

SHARE REGISTERS

Section 4.1	Central Securities Register

As required by and subject to the BCA, the Company must maintain a central securities register, which may be kept in electronic form. The board may, subject to the BCA, appoint an agent to maintain the central securities register. The board may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The board may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2	Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5

SHARE TRANSFERS

Section 5.1	Registering Transfers

Subject to Article 26, the BCA and the Securities Transfer Act, the Company must register a transfer of a share of the Company if either:

(1)	the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)

in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)

in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the BCA and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2	Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Section 5.1(1) and any of the preconditions referred to in Section 5.1(2).

Appendix C-13

Section 5.3	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.

Section 5.4	Transferor Remains Shareholder

Except to the extent that the BCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5	Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

Section 5.7	Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the board.

ARTICLE 6

TRANSMISSION OF SHARES

Section 6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the board may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Appendix C-14

Section 6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

ARTICLE 7

ACQUISITION OF COMPANY'S SHARES

Section 7.1	Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the BCA and applicable securities legislation, the Company may, if authorized by the board, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the board.

Section 7.2	No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or
(2)	making the payment or providing the consideration would render the Company insolvent.

Section 7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

ARTICLE 8

BORROWING POWERS

Section 8.1	Borrowing Powers

The Company, if authorized by the board, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the board considers appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the board considers appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Appendix C-15

ARTICLE 9 ALTERATIONS

Section 9.1	Alteration of Authorized Share Structure

Subject to Section 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may:

(1)	by ordinary resolution;

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCA;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly; or

(2)

by directors’ resolution, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Section 9.2	Special Rights or Restrictions

Subject to the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by ordinary resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; and alter its Articles and Notice of Articles accordingly.

Appendix C-16

Section 9.3	No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCA, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

Section 9.4	Change of Name

The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

Section 9.5	Other Alterations

If the BCA does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

Section 10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the board.

Section 10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3	Calling of Meetings of Shareholders

The board may, at any time, call a meeting of shareholders, to be held at such time and at such place, either in or outside British Columbia, as may be determined by the board.

Section 10.4	Electronic Meetings

The board may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communications facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the board determines to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

Section 10.5	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

Appendix C-17

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.6	Record Date for Notice

The board may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7	Record Date for Voting

The board may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

Appendix C-18

(a)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.10	Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

Section 10.11	Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.12	Advance Notice Provisions

(1)	Nomination of Directors

Subject only to the BCA and these Articles, only persons who are nominated in accordance with the procedures set out in this Section 10.12 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the BCA or a valid requisition of shareholders made in accordance with the provisions of the BCA; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i)

is, at the close of business on the date of giving notice provided for in this Section 10.12 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)	has given timely notice in proper written form as set forth in this Section 10.12.

Appendix C-19

(2)	Exclusive Means

For the avoidance of doubt, this Section 10.12 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3)	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a)

in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the "Notice Date") is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 10.12(3)(a) or Section 10.12(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

(4)	Proper Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Section 10.12 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)

the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)

full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

Appendix C-20

(v)

any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the BCA or applicable securities law; and

(vi)

a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the BCA; and

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)

the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)

their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iv)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)

full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)

a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii)

a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii)

any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Appendix C-21

Reference to "Nominating Shareholder" in this Section 10.12(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5)	Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Section 10.12 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6)	Delivery of Information

Notwithstanding Article 24 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section 10.12 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next business day.

(7)	Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 10.12, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

(8)	Failure to Appear

Despite any other provision of this Section 10.12, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(9)	Waiver

The board may, in its sole discretion, waive any requirement in this Section 10.12.

(10)	Definitions

For the purposes of this Section 10.12, "public announcement" means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

Appendix C-22

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the board or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the board not requiring the passing of a special resolution or an exceptional resolution;

(i)	any non-binding advisory vote; and

(j)	any other business which, under these Articles or the BCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3	Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 11.4	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the board or by the chair of the meeting and any other persons who, although not entitled to vote, are entitled or required under the BCA or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Appendix C-23

Section 11.5	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.6	Lack of Quorum

If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Section 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for holding the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.8	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Section 11.9	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.10	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.11	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.12	Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities if the directors determine to make them available whether or not persons entitled to attend participate in the meeting by means of telephonic, electronic or other communications facilities.

Appendix C-24

Section 11.13	Decisions by Show of Hands or Poll

Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of telephonic, electronic or other communications facilities, unless a poll, before or on the declaration of the result of the vote by show of hands (or its functional equivalent), is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Section 11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.16	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.17	Manner of Taking Poll

Subject to Section 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

Section 11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Appendix C-25

Section 11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.21	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12

VOTES OF SHAREHOLDERS

Section 12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(1)	on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the board, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Appendix C-26

Section 12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders registered in respect of that share.

Section 12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Section 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)	the Company is a public company.

Appendix C-27

Section 12.7	When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Section 12.8 to Section 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Section 12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.

Section 12.9	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10	Deposit of Proxy

Subject to Section 12.13 and Section 12.15, a proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available telephone or internet voting services as may be approved by the board.

Section 12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the board or the chair of the meeting:

Appendix C-28

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ______________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

Section 12.13	Revocation of Proxy

Subject to Section 12.14 and Section 12.15, every proxy may be revoked by an instrument in writing that is received:

(1)

at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Section 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15	Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may, at his or her sole discretion, determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Appendix C-29

Section 12.16	Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting), inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.

ARTICLE 13

DIRECTORS

Section 13.1	Number of Directors

(1)	The number of directors is the number determined from time to time by directors' resolution or ordinary resolution.

(2)

If the number of directors has not been determined as provided in paragraph (1), the number of directors is equal to the number of directors designated as directors in the Notice of Articles that applied when the Company was recognized under the BCA or the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, by a consent resolution of shareholders, or by the directors pursuant to Section 14.4, Section 14.5 or Section 14.8.

(3)	Notwithstanding paragraph (2), the minimum number of directors is one or, if the company is a public company, three.

Section 13.2	Change in Number of Directors

If the number of directors is set under Section 13.1(1):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, subject to Section 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

Section 13.3	Board's Acts Valid Despite Vacancy

An act or proceeding of the board is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

Section 13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the board may from time to time determine. If the board so decides, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Appendix C-30

Section 13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Section 13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the board are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the board, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Section 14.4	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1) but are eligible for re-election or re-appointment.

Section 14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the BCA;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the BCA.

Section 14.3	Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the BCA; or

Appendix C-31

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the BCA or these Articles.

Section 14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5	Board May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors. For greater certainty, the appointment of a director to fill a casual vacancy as contemplated by this section is not the appointment of an additional director for the purposes of Section 14.8.

Section 14.6	Remaining Directors' Power to Act

The board may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the board may only act for the purpose of:

(1)	appointing directors up to that number; or

(2)	calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCA, for any other purpose.

Section 14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.8	Additional Directors

Notwithstanding Section 13.1 and Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the board may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Section 14.1(1), but is eligible for re-election or re-appointment.

Appendix C-32

Section 14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Section 14.10 or Section 14.11.

Section 14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the board may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11	Removal of Director by Directors

The board may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the BCA and does not promptly resign, and the board may appoint a director to fill the resulting vacancy.

ARTICLE 15

POWERS AND DUTIES OF THE BOARD

Section 15.1	Powers of Management

The board must, subject to the BCA and these Articles, manage or supervise the management of the business and affairs of the Company and has the authority to exercise all such powers of the Company as are not, by the BCA or by these Articles, required to be exercised by the shareholders of the Company.

Section 15.2	Appointment of Attorney of Company

The board may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the board, to appoint or remove officers appointed by the board and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the board may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the board thinks fit. Any such attorney may be authorized by the board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Appendix C-33

ARTICLE 16

INTERESTS OF DIRECTORS AND OFFICERS

Section 16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Section 16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the board at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

Section 16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the board may determine.

Section 16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 16.7	Professional Services by Director or Officer

Subject to the BCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Appendix C-34

ARTICLE 17

PROCEEDINGS OF THE BOARD

Section 17.1	Meetings of the Board

The board may meet for the conduct of business, adjourn and otherwise regulate its meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may from time to time determine.

Section 17.2	Voting at Meetings

Questions arising at any meeting of the board are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of the board:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors present if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board or of any committee of the board:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Section 17.4 is deemed for all purposes of the BCA and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the board at any time.

Appendix C-35

Section 17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Section 17.1 or as provided in Section 17.7, reasonable notice of each meeting of the board, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Section 23.1 or orally or by telephone conversation with that director.

Section 17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the board to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the board at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

Section 17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Section 17.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the board and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the board need be given to that director or, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the board so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the board is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 17.10	Quorum

The quorum necessary for the transaction of the business at a meeting of the board may be set by the board and, if not so set, is deemed to be set at a majority of the number of directors then in office. If the number of directors is set at one, the quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 17.11	Validity of Acts Where Appointment Defective

Subject to the BCA, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 17.12	Consent Resolutions in Writing

A resolution of the board or of any committee of the board may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

Appendix C-36

A consent in writing under this Section 17.12 may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the board or of any committee of the board passed in accordance with this Section 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the board or of the committee of the board and to be as valid and effective as if it had been passed at a meeting of the board or of the committee of the board that satisfies all the requirements of the BCA and all the requirements of these Articles relating to meetings of the board or of a committee of the board.

ARTICLE 18

EXECUTIVE AND OTHER COMMITTEES

Section 18.1	Appointment and Powers of Executive Committee

The board may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board all of the board's powers are delegated to the executive committee, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 18.2	Appointment and Powers of Other Committees

The board may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the board's powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(d)	the power to appoint or remove officers appointed by the board; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 18.3	Obligations of Committees

Any committee appointed under Section 18.1 or Section 18.2, in the exercise of the powers delegated to

Appendix C-37

it, must:

(1)	conform to any rules that may from time to time be imposed on it by the board; and

(2)	report every act or thing done in exercise of those powers at such times as the board may require.

Section 18.4	Powers of Board

The board may, at any time, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

Section 18.5	Committee Meetings

Subject to Section 18.3(1) and unless the board otherwise provides in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19

OFFICERS

Section 19.1	Board May Appoint Officers

The board may, from time to time, appoint such officers, if any, as the board determines and the board may, at any time, terminate any such appointment.

Section 19.2	Functions, Duties and Powers of Officers

The board may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the board on such terms and conditions and with such restrictions as the board thinks fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Appendix C-38

Section 19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the BCA. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

Section 19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20

INDEMNIFICATION

Section 20.1	Definitions

In this Article 20:

(1)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, alternate director, officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director or officer of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	"expenses" has the meaning set out in the BCA; and

(4)	"officer" means a person appointed by the board as an officer of the Company.

Section 20.2	Mandatory Indemnification of Eligible Parties

Subject to the BCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Section 20.2.

Section 20.3	Permitted Indemnification

Notwithstanding Section 20.2 and subject to any restrictions in the BCA, the Company may indemnify any person including directors, officers, employees, agents and representatives of the Company.

Section 20.4	Non-Compliance with BCA

The failure of a director, alternate director or officer of the Company to comply with the BCA or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 20.

Appendix C-39

Section 20.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21

DIVIDENDS

Section 21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 21.2	Declaration of Dividends

Subject to the BCA, the board may from time to time declare and authorize payment of such dividends as it may consider appropriate.

Section 21.3	No Notice Required

The board need not give notice to any shareholder of any declaration under Section 21.2.

Section 21.4	Record Date

The board may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the board passes the resolution declaring the dividend.

Section 21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Section 21.5, the board may settle the difficulty as it deems advisable, and, in particular, may:

Appendix C-40

(1)	set the value for distribution of specific assets;

(2)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

Section 21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the board.

Section 21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

Section 21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 21.12	Payment of Dividends

Any dividend or other distribution payable in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered address of the shareholder, unless the shareholder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 21.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the board may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Section 21.14	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Appendix C-41

ARTICLE 22

ACCOUNTING RECORDS AND AUDITOR

Section 22.1	Recording of Financial Affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BCA.

Section 22.2	Inspection of Accounting Records

Unless the board determines otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 22.3	Remuneration of Auditor

The board may set the remuneration of the auditor of the Company.

ARTICLE 23

NOTICES

Section 23.1	Method of Giving Notice

Unless the BCA or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the BCA or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder's registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder's registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

Appendix C-42

(5)	physical delivery to the intended recipient;

(6)

creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)	as otherwise permitted by applicable securities legislation.

Section 23.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)

mailed to a person by ordinary mail to the applicable address for that person referred to in Section 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4)	delivered in accordance with Section 23.1(6), is deemed to be received by the person on the day such written notice is sent.

Section 23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Section 23.1 is conclusive evidence of that fact.

Section 23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Section 23.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

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Section 23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Section 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24

SEAL

Section 24.1	Who May Attest Seal

Except as provided in Section 24.2 and Section 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the board.

Section 24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the board.

Section 24.3	Mechanical Reproduction of Seal

The board may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the board may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BCA or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Section 24.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

ARTICLE 25

PROHIBITIONS

Section 25.1	Definitions

In this Article 25:

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(1)	"security" has the meaning assigned in the Securities Act;

(2)	"transfer restricted security" means

(a)	a share of the Company;

(b)	a security of the Company convertible into shares of the Company; or

(c)

any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

Section 25.2	Application

Section 25.3 does not apply to the Company if and for so long as it is a public company.

Section 25.3	Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the board and the board is not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Dated July 19, 2024.

Full Name and Signature of Incorporator

SE CORPORATE SERVICES LTD.
By:
Authorized Signatory